FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 15 February 2005– 13 May 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Third Quarter Result to 31 March 2005

1.1	Condensed Financial Statements
1.2	Management Commentary
1.3	Appendix One plus Annexure One
1.4	Appendix Seven

Media Releases

2.1	Telecom delivers strong performances in broadband and mobile in third quarter
2.2	Broadband numbers continue to swell

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Performance

For the nine months ended 31 March 2005 (unaudited)

		Nine months ended 31 March		Year ended 30 June 2004 NZ$
(Dollars in millions, except per share amounts)	notes	2005 NZ$	2004 NZ$
Operating revenues
Local service		828	842	1,120
Calling	2	1,019	1,103	1,446
Interconnection		152	146	193
Cellular and other mobile services		629	609	813
Data, internet and solutions	2	957	736	1,004
Other operating revenues	2	607	574	776
Abnormal revenues	3	68	28	28

		4,260	4,038	5,380

Operating expenses
Labour		545	436	594
Cost of sales		1,232	1,125	1,472
Other operating expenses		704	708	942
Abnormal expenses	3	31	(12)	121

		2,512	2,257	3,129

Earnings before interest, taxation, depreciation and amortisation		1,748	1,781	2,251

Depreciation and amortisation	4	569	617	823

Earnings before interest and taxation		1,179	1,164	1,428

Interest income		24	15	27
Interest expense		(245)	(276)	(361)

Earnings before income tax		958	903	1,094

Income tax expense		(306)	(304)	(337)

Earnings after income tax		652	599	757

Minority interests in profit of subsidiaries		(2)	(2)	(3)

Net earnings attributable to shareholders		650	597	754

Net earnings per share		$0.334	$0.311	$0.392

Weighted average number of ordinary shares outstanding (in millions)		1,947	1,918	1,922

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Movements in Equity

For the nine months ended 31 March 2005 (unaudited)

		Nine months ended 31 March		Year ended 30 June 2004 NZ$
(Dollars in millions)	note	2005 NZ$	2004 NZ$
Equity at the beginning of the period		2,208	1,767	1,767

Total recognised revenues and expenses
Net earnings attributable to shareholders		650	597	754
Minority interests in profits of subsidiaries		2	2	3
Movement in foreign currency translation reserve		(53)	(52)	(45)

		599	547	712

Contributions from owners
Capital contributed		96	136	163
Movement in deferred compensation		3	1	1

		99	137	164

Distribution to owners
Dividends:
Parent	5	(625)	(328)	(488)
Minority interest		(2)	(2)	(2)
Tax credit on supplementary dividends		72	39	55
Buy out of minority interest		4	—	—

		(551)	(291)	(435)

Equity at the end of the period		2,355	2,160	2,208

Represented by:
Contributed capital		1,967	1,844	1,871
Foreign currency translation reserve		(341)	(295)	(288)
Minority interests		7	2	3
Retained earnings		717	607	620
Deferred compensation		5	2	2

Equity at the end of the period		2,355	2,160	2,208

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Position

As at 31 March 2005 (unaudited)

	31 March		30 June 2004 NZ$
(Dollars in millions)	2005 NZ$	2004 NZ$
ASSETS
Current assets:
Cash	163	104	238
Short-term investments	382	271	247
Receivables and prepayments	1,094	966	971
Inventories	78	60	50

Total current assets	1,717	1,401	1,506

Long-term investments	738	787	767
Intangibles	928	975	915
Fixed assets	4,292	4,464	4,312

Total non-current assets	5,958	6,226	5,994

Total assets	7,675	7,627	7,500

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	1,028	979	931
Debt due within one year	1,537	135	803

Total current liabilities	2,565	1,114	1,734

Deferred taxation	111	143	120
Long-term debt	2,644	4,210	3,438

Total non-current liabilities	2,755	4,353	3,558

Total liabilities	5,320	5,467	5,292

Equity:
Shareholders’ funds	2,348	2,158	2,205
Minority interest	7	2	3

Total equity	2,355	2,160	2,208

Total liabilities and equity	7,675	7,627	7,500

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the nine months ended 31 March 2005 (unaudited)

		Nine months ended 31 March		Year ended 30 June 2004 NZ$
(Dollars in millions)	note	2005 NZ$	2004 NZ$
Cash flows from operating activities

Cash was provided from/(applied to):
Cash received from customers		4,075	3,958	5,306
Interest income		21	12	21
Dividend income		6	5	5
Payments to suppliers and employees		(2,479)	(2,246)	(2,925)
Income tax paid		(196)	(248)	(352)
Interest paid on debt		(214)	(263)	(374)

Net cash flows from operating activities	6	1,213	1,218	1,681

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of fixed assets		14	4	10
Purchase of short-term investments, net		(131)	(204)	(186)
Purchase of subsidiary companies		(84)	—	—
Purchase of long-term investments		(3)	(5)	(5)
Sale of long-term investments		23	157	198
Purchase of fixed assets		(513)	(449)	(627)
Capitalised interest paid		(6)	(5)	(7)

Net cash flows applied to investing activities		(700)	(502)	(617)

Cash flows from financing activities
Cash was provided from/(applied to):
Repayment of long-term debt		(292)	(483)	(560)
Proceeds from/(repayment of) short-term debt, net		238	(54)	(54)
Capital contributed		26	11	14
Dividends paid		(560)	(206)	(346)

Net cash flows applied to financing activities		(588)	(732)	(946)

Net cash flow		(75)	(16)	118
Opening cash position		238	120	120

Closing cash position		163	104	238

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with Financial Reporting Standard (“FRS”) No.24: “Interim Financial Statements”, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2004.

The financial statements for the nine months ended 31 March 2005 are unaudited. The financial information for the year ended 30 June 2004 has been extracted from the audited financial statements of Telecom for that year.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

There have been no changes in accounting policies in the nine months ended 31 March 2005. The accounting policies used in the preparation of the financial statements for the nine months ended 31 March 2005 are consistent with those used in the preparation of the published financial statements for the nine months ended 31 March 2004 and the year ended 30 June 2004.

Reclassifications

Certain reclassifications of prior periods’ data have been made to conform to current period classifications.

NOTE 2 REVENUE

	Nine months ended 31 March		Year ended 30 June 2004 NZ$
(Dollars in millions)	2005 NZ$	2004 NZ$
Calling
National	747	800	1,045
International	253	273	364
Other	19	30	37

	1,019	1,103	1,446

Data, internet and solutions
Data	572	530	721
Internet	167	171	229
Solutions	218	35	54

	957	736	1,004

Other operating revenues
Resale	252	231	317
Directories	188	182	221
Equipment	52	54	72
Miscellaneous other	109	102	161
Dividends from other investments	6	5	5

	607	574	776

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS

	Nine months ended 31 March		Year ended 30 June 2004 NZ$
(Dollars in millions)	2005 NZ$	2004 NZ$
Abnormal Revenues
Gain on sale of Intelsat	8	—	—
Recognition of Southern Cross support fees	41	—	—
Gain on repurchase of convertible notes	9	—	—
Gain on sale of Telecom Retail Stores	10	—	—
Gain on sale of Sky shares	—	28	28

	68	28	28

Abnormal Expenses
Inter-carrier provisions	31	—	—
Partial recovery of AOL\7 write-down	—	(12)	(12)
Write-down of TDMA network	—	—	110
Write-down of Australian LMDS assets	—	—	23

	31	(12)	121

Abnormal Revenues

Gain on sale of Intelsat

In January 2005, Intelsat Limited announced the successful closing of its amalgamation with a private equity group. As part of the amalgamation, Intelsat’s shareholders (including Telecom, which owned approximately a 0.5% stake) received US$18.75 per share in return for their shares. In March 2005 Telecom received NZ$22 million for the sale of its stake in Intelsat resulting in a gain on sale of $8 million.

Recognition of Southern Cross support fees

Southern Cross restructured its banking facilities with its senior bank syndicate in April 2003. As part of the restructure, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for providing this support, support fees are payable to Telecom from Southern Cross. Telecom has not previously recognised these fees, as oversupply of capacity in the international telecommunications industry and uncertainties around future levels of demand were negatively impacting Southern Cross’ operations, creating uncertainty over the collectibility of the support fees. Since this time, acceleration in bandwidth utilisation has significantly improved the outlook for Southern Cross culminating in significant new sales being generated. As a result of the cash generated by the additional sales, collectibility of the support fees is now expected and accordingly Telecom has accrued fees payable by Southern Cross of $41 million ($37 million net of tax) at 31 March 2005. This represents fees for the period from April 2003 to March 2005.

Gain on repurchase of convertible notes

Telecom issued $300 million of convertible notes in 2001. In November 2004 Telecom repurchased $150 million of these notes. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buyback of $5 million. In February 2005 Telecom repurchased the remaining $150 million of notes. The amount required to buy the second tranche of notes back was $146 million, resulting in a gain on buyback of $4 million.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS(continued)

Gain on Sale of Telecom Retail Stores

In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million.

Gain on sale of Sky shares

In October 2003 Telecom sold all its shares in Sky Network Television Limited (Sky) to Independent Newspapers Limited (INL). Total consideration received was $221 million, made up of approximately $157 million in cash with the remainder in the form of shares in INL. Telecom realised a gain of $28 million on the sale of its stake in Sky.

Abnormal Expenses

Inter-carrier provisions

An abnormal charge of $31 million ($21 million net of tax) was recognised in March 2005 by Telecom’s Australian subsidiary AAPT following an extensive reassessment of accruals and provisions for disputes in the inter-carrier area. The charge is a one-off adjustment required to reconcile cost of sale accruals with new supplier data and to adjust the carrying value of provisions for disputed amounts receivable downwards to amounts considered recoverable. These accruals and disputes principally relate to prior periods.

Partial recovery of AOL/7 write-down

In the year ended 30 June 2002 shareholder advances of A$115 million to AOL|7 were fully written down as they were not expected to be recoverable. In the period ended 30 June 2004, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount has been credited to abnormal expenses as a partial recovery of the previous write-down.

Write-down of TDMA network

Telecom currently operates both TDMA and CDMA mobile networks. Telecom’s marketing emphasis has been geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. This resulted in a migration of the customer base from TDMA to CDMA. TDMA customer numbers and revenues have declined markedly since the launch of CDMA and this is expected to continue, with revenues expected to fall to marginal levels toward the end of 2007. Due to the decline in the TDMA customer base, particularly the higher value post-paid base, the present value of the net cash flows that the TDMA network was expected to generate no longer supported its carrying value. Accordingly an impairment charge of $110 million ($74 million net of tax) was recognised at 30 June 2004 to write the network down to its assessed value.

Write-down of Australian LMDS assets

AAPT operates an LMDS wireless access network in major Australian metropolitan areas. Usage of this network did not grow to originally forecast levels due to the use of alternative access technologies. The forecast net cash flows expected to be generated by this network did not support its carrying value and accordingly it was written down to its assessed value at 30 June 2004. A charge of $23 million ($16 million net of tax) was recognised to write these assets down to their assessed recoverable value.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 4 DEPRECIATION AND AMORTISATION

	Nine months ended 31 March		Year ended 30 June 2004 NZ$
(Dollars in millions)	2005 NZ$	2004 NZ$
Depreciation	514	566	755
Amortisation	55	51	68

	569	617	823

NOTE 5 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom operates a dividend reinvestment plan whereby shareholders can elect to receive dividends in cash or additional shares. In respect of the nine months ended 31 March 2005, 10,912,844 shares with a total value of $67 million were issued in lieu of a cash dividend (nine months ended 31 March 2004: 23,093,635 shares with a total value of $118 million; year ended 30 June 2004: 27,477,890 shares with a total value of $142 million).

NOTE 6 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Nine months ended 31 March		Year ended 30 June 2004 NZ$
(Dollars in millions)	2005 NZ$	2004 NZ$
Net earnings attributable to shareholders	650	597	754

Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	569	617	823
Bad and doubtful accounts	34	28	36
Deferred income tax	(8)	17	(7)
Minority interests in profits of subsidiaries	2	2	3
Abnormal revenues and expenses	(37)	(27)	105
Other	5	—	(6)

Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Increase in accounts receivable and related items	(110)	(60)	(72)
Increase in inventories	(23)	(18)	(8)
Increase/(decrease) in current taxation	118	39	(8)
Increase in accounts payable and related items	13	23	61

Net cash flows from operating activities	1,213	1,218	1,681

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 7 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 March 2005, minimum rental commitments for all non-cancellable operating leases were $252 million (31 March 2004: $192 million; 30 June 2004: $268 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 31 March 2005, there were no outstanding lease commitments (31 March 2004: nil; 30 June 2004: nil).

Capital Commitments

At 31 March 2005, capital expenditure amounting to $100 million (31 March 2004: $85 million; 30 June 2004: $103 million), had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

NOTE 8 CONTINGENCIES

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

In April 2000, CallPlus Limited, Attica Communications Limited and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom’s 0867 service. The plaintiffs seek injunctive relief and an inquiry into damages.

In March 2005, Asia Pacific Telecommunications Limited issued proceedings against Telecom alleging breaches of contract and duties owed by Telecom in respect of international switched transit services. The plaintiffs seek damages, interest and costs.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$5 million as at 31 March 2005 (31 March 2004: A$1 million; 30 June 2004: A$5 million).

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 CONTINGENCIES (continued)

Contingent Credit Support

Southern Cross restructured its senior debt facility on 30 April 2003 to better align debt repayments with anticipated future cash flows, extend maturity and provide additional financial flexibility. As part of this restructured facility Telecom is providing contingent credit support for up to approximately US$46 million in favour of the senior bank syndicate. The contingent credit support exposure will reduce as further amounts are applied by Southern Cross towards the repayment of the portion of its senior debt secured by the contingent credit support.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 9 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 5 May 2005, the Board of Directors approved the payment of a third quarter dividend of $186 million, representing 9.5 cents per share. In addition, a supplementary dividend totalling approximately $25 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Sale of Stake in Independent Newspapers Limited

In April 2005, Telecom reached a conditional agreement to sell its entire stake in Independent Newspapers Limited (“INL”) to Nationwide News Pty Limited, an affiliate of News Corporation, (“News”). That stake comprises approximately 12% of INL’s ordinary shares.

Telecom expects to receive approximately $272 million for its stake, corresponding to a gain on sale of approximately $86 million.

The agreement is subject to a number of conditions including INL shareholders approving the increase of News’ interest in INL and each of the High Court and INL and Sky shareholders approving the scheme of arrangement to merge INL and Sky.

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 10 QUARTERLY FINANCIAL INFORMATION

	Operating revenues	Abnormal items	EBITDA*	Earnings before interest and tax	Net earnings attributable to shareholders	Net earnings per share
(Dollars in millions, except per share amounts)	$	$	$	$	$	$
Quarter ended:
30 September 2004	1,391	10	564	372	193	0.100
31 December 2004	1,406	5	556	365	198	0.102
31 March 2005	1,463	22	628	442	259	0.132

	4,260	37	1,748	1,179	650	0.334

Quarter ended:
30 September 2003	1,321	—	554	345	162	0.085
31 December 2003	1,352	28	590	388	203	0.106
31 March 2004	1,359	12	637	431	232	0.120
30 June 2004	1,348	(133)	470	264	157	0.081

Year ended 30 June 2004	5,380	(93)	2,251	1,428	754	0.392

*	Earnings before interest, taxation, depreciation and amortisation.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

11

MANAGEMENT COMMENTARY

6 May 2005

Nine months and third quarter results to 31 March 2005

Note: Other than the analysis of Australian Consumer and Australian Business results, which are presented in Australian dollars, all monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated. The financial statements for the nine months and quarter ended 31 March 2005 are unaudited.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom’s reported net earnings were $650 million for the nine months ended 31 March 2005 compared to $597 million for the nine months ended 31 March 2004. Reported net earnings for the quarter ended 31 March 2005 (“Q3 2004-05”) were $259 million compared to $232 million for the quarter ended 31 March 2004 (“Q3 2003-04”).

Reported results are summarised in the table below.

Telecom Group Reported Earnings	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues	4,192	4,010	4.5	1,410	1,364	3.4
Operating expenses	(2,481)	(2,269)	9.3	(804)	(739)	8.8
Abnormal items	37	40	(7.5)	22	12	83.3

EBITDA*	1,748	1,781	(1.9)	628	637	(1.4)
Depreciation	(514)	(566)	(9.2)	(167)	(189)	(11.6)
Amortisation	(55)	(51)	7.8	(19)	(17)	11.8

Earnings before interest and tax	1,179	1,164	1.3	442	431	2.6
Net interest expense	(221)	(261)	(15.3)	(73)	(83)	(12.0)

Earnings before tax	958	903	6.1	369	348	6.0
Tax expense	(306)	(304)	0.7	(109)	(115)	(5.2)
Minority interest	(2)	(2)	—	(1)	(1)	—

Net earnings	650	597	8.9	259	232	11.6

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

Reported net earnings for the nine months ended 31 March 2005 represented earnings per share (“EPS”) of 33.4 cents, compared to 31.1 cents per share for the nine months ended 31 March 2004, an increase of 7.4%.

Reported net earnings for the nine months ended 31 March 2005 includes five abnormal items:

•	In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million.

•	Telecom issued $300 million of convertible notes in 2001. In November 2004 Telecom repurchased $150 million of these notes. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buyback of $5 million. In February 2005 Telecom repurchased the remaining $150 million of notes. The amount required to buy the second tranche of notes back was $146 million, resulting in a gain on buyback of $4 million.

•	Southern Cross restructured its banking facilities with its senior bank syndicate in April 2003. As part of the restructure, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for providing this support, support fees are payable to Telecom by Southern Cross. Telecom has not previously recognised these fees, as oversupply of capacity in the international telecommunications industry and uncertainties around future levels of demand were negatively impacting Southern Cross’ operations, creating uncertainty over the collectibility of the support fees. Since this time, acceleration in bandwidth utilisation has significantly improved the outlook for Southern Cross culminating in US$176 million of new sales being generated (none of these sales were to Telecom). As a result of the cash generated by the additional sales, collectibility of the support fees is now expected and accordingly Telecom has accrued fees payable by Southern Cross of $41 million ($37 million net of tax) at 31 March 2005. This represents fees for the period from April 2003 to March 2005.

•	In January 2005, Intelsat Limited announced the successful closing of its amalgamation with a private equity group. As part of the amalgamation, Intelsat’s existing shareholders (including Telecom, which owned approximately a 0.5% stake) received US$18.75 per share in return for their shares. In March 2005, Telecom received NZ$22 million for the sale of its stake in Intelsat. This resulted in a gain on sale of $8 million.

•	An abnormal charge of $31 million ($21 million net of tax) was recognised in March 2005 by Telecom’s Australian subsidiary AAPT following an extensive reassessment of accruals and provisions for disputes in the inter-carrier area. The charge is a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable. These changes in accrual assumptions and disputes relate to prior periods.

Reported net earnings for the nine months ended 31 March 2004 included a gain on the sale of Telecom’s investment in Sky Network Television Limited (Sky) of $28 million and a recovery of $12 million relating to proceeds from the sale of the AOL|7 business. Neither of these abnormal items were subject to tax.

Adjusting for these abnormal items, adjusted net earnings for the nine months ended 31 March 2005 were $607 million, an increase of $50 million (9.0%) compared to adjusted net earnings in the prior period. This represents adjusted EPS of 31.2 cents for the nine months ended 31 March 2005, an increase of 7.6% compared to the adjusted EPS for the nine months ended 31 March 2004.

This adjustment is shown in the table below.

Adjustments to Earnings	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Reported net earnings	650	597	8.9	259	232	11.6
Less:
Gain on sale of retail stores	(10)	—		—	—	—
Gain on buyback of convertible Notes	(9)	—		(4)	—
Southern Cross support fee accrual*	(37)	—		(37)	—
Gain on sale of Intelsat	(8)	—		(8)	—
Inter-carrier provisions*	21	—		21	—
Gain on sale of Sky	—	(28)		—	—	—
AOL 7 recovery	—	(12)		—	(12)

Adjusted net earnings	607	557	9.0	231	220	5.0

*	Figures are net of tax. Other abnormal items are not subject to tax.

Telecom’s adjusted earnings are summarised in the table below.

Telecom Group Adjusted Earnings	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Adjusted operating revenues	4,192	4,010	4.5	1,410	1,364	3.4
Adjusted operating expenses	(2,481)	(2,269)	9.3	(804)	(739)	8.8

Adjusted EBITDA*	1,711	1,741	(1.7)	606	625	(3.0)
Depreciation	(514)	(566)	(9.2)	(167)	(189)	(11.6)
Amortisation	(55)	(51)	7.8	(19)	(17)	11.8

Adjusted earnings before interest and tax	1,142	1,124	1.6	420	419	0.2
Net interest expense	(221)	(261)	(15.3)	(73)	(83)	(12.0)

Adjusted earnings before tax	921	863	6.7	347	336	3.3
Tax expense	(312)	(304)	2.6	(115)	(115)	—
Minority interest	(2)	(2)	—	(1)	(1)	—

Adjusted net earnings	607	557	9.0	231	220	5.0

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

Adjusted earnings growth for the nine months ended 31 March 2005 reflected revenue growth, lower depreciation and net interest, while tax and operating expenses increased.

The Group recorded growth in operating revenues (excluding abnormal items) of $182 million (4.5%) for the nine months ended 31 March 2005 with revenue growth in New Zealand operations partly offset by lower operating revenue in Australian operations.

The decrease in net interest expense is the result of lower debt levels, as operating cash flows have been utilised to repay debt.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

Telecom Group Result	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues
Local Service	828	842	(1.7)	274	279	(1.8)
Calling	1,019	1,103	(7.6)	328	367	(10.6)
Interconnection	152	146	4.1	52	49	6.1
Cellular and other mobile	629	609	3.3	209	199	5.0
Data, internet and solutions	957	736	30.0	322	248	29.8
Other operating revenue	607	574	5.7	225	222	1.4
Abnormal revenue	68	28	142.9	53	—	NM

	4,260	4,038	5.5	1,463	1,364	7.3

Operating expenses
Labour	545	436	25.0	177	144	22.9
Cost of sales	1,232	1,125	9.5	404	370	9.2
Other operating expenses	704	708	(0.6)	223	225	(0.9)
Abnormal expenses	31	(12)	358.3	31	(12)	358.3

	2,512	2,257	11.3	835	727	14.9

EBITDA*	1,748	1,781	(1.9)	628	637	(1.4)

Depreciation	514	566	(9.2)	167	189	(11.6)
Amortisation	55	51	7.8	19	17	11.8

Depreciation and amortisation	569	617	(7.8)	186	206	(9.7)

Earnings before interest and tax	1,179	1,164	1.3	442	431	2.6

Net interest expense	221	261	(15.3)	73	83	(12.0)
Income tax expense	306	304	0.7	109	115	(5.2)
Minority interest	2	2	—	1	1	—

Net earnings	650	597	8.9	259	232	11.6

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Total operating revenue of $4,260 million for the nine months ended 31 March 2005 increased by $222 million (5.5%) compared to the nine months ended 31 March 2004. The growth is primarily due to the acquisitions of Gen-i (effective 1 July 2004) and Computerland (effective 1 September 2004) which increased solutions revenue by $167 million. Growth in cellular and other mobile revenue of $69 million in NZ Operations was largely offset by lower mobile revenue in Australian Operations. Growth in other operating revenue reflects increased resale revenue in Australia and project Probe revenue as a contribution from the Government towards the regional broadband extension programme in New Zealand. Growth across these revenue categories has been partly offset by lower calling and local service revenues.

Operating expenses of $2,512 million increased by $255 million (11.3%) for the nine months ended 31 March 2005. The increase in labour expense reflects the growth in personnel numbers due to the acquisitions of Gen-i and Computerland, which contributed an additional 904 staff at the time of their respective purchases. The increase in cost of sales is driven by NZ Operations due to strong growth in mobile and broadband connections, combined with the acquisitions of Gen-i and Computerland. This increase in New Zealand cost of sales has been partly offset by lower cost of sales in the Australian Operations.

Depreciation is $52 million (9.2%) lower in the nine months ended 31 March 2005 than in the prior comparable period largely due to the write-down of the TDMA mobile network recognised in Q4 2003-04.

Net interest expense decreased by $40 million (15.3%) for the nine months ended 31 March 2005 due to lower debt levels, as operating cash flows have been utilised to reduce debt and acquire short-term investments in anticipation of future term debt maturities. Net debt decreased by $120 million for the nine months from 30 June 2004 to 31 March 2005. Net debt of $3,636 million at 31 March 2005 was $334 million lower than net debt at 31 March 2004.

Income tax expense increased by $2 million (0.7%) representing a reported effective tax rate of 31.9% for the nine months ended 31 March 2005 compared to 33.7% for the nine months ended 31 March 2004. The gain on sale of the retail stores, the gain on buyback of convertible notes and the gain on sale of Intelsat in the current period were not subject to tax. In the previous period, the gain on sale of Sky and the recovery from the proceeds from the sale of the AOL|7 business in Australia were not subject to tax. The effective tax rate is lower in the current period due to the recognition of previously unrecognised tax losses and non-assessable income in offshore subsidiaries.

Reported net earnings of $650 million, including the various abnormal items, increased by $53 million (8.9%) compared to the nine months ended 31 March 2004.

OVERVIEW OF SEGMENTAL RESULTS

Telecom operates integrated businesses in New Zealand and Australia. Segmental reporting therefore principally reflects the integrated nature of the business.

Australian operations maintain a business and consumer customer segmentation and therefore segment contribution (revenue less directly attributable costs) is reported separately for Australian Consumer and Australian Business. Shared costs are not allocated to Australian Consumer and Australian Business, being reported separately in a support functions category. Australian Consumer, Australian Business and Support Functions together comprise Australian Operations.

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investments in AAPT, Gen-i and Computerland is also included in Corporate and Other.

Telecom measures and evaluates the reporting segments based on earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Telecom’s earnings from operations excluding abnormal items for the nine months ended 31 March 2005 were $1,142 million, compared to $1,124 million for the nine months ended 31 March 2004. The following table details revenues, expenses and earnings from operations by reporting segment.

Summary of Segment Results

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
NZ Operations
Operating revenues	3,210	2,949	8.9	1,094	1,014	7.9
Operating expenses	(1,559)	(1,270)	22.8	(515)	(418)	23.2

EBITDA*	1,651	1,679	(1.7)	579	596	(2.9)
Depreciation and amortization	(397)	(444)	(10.6)	(129)	(146)	(11.6)

Earnings from operations	1,254	1,235	1.5	450	450	—

Australian Operations
Operating revenues	1,045	1,114	(6.2)	333	362	(8.0)
Operating expenses	(926)	(992)	(6.7)	(290)	(318)	(8.8)

EBITDA*	119	122	(2.5)	43	44	(2.3)
Depreciation and amortization	(117)	(124)	(5.6)	(38)	(43)	(11.6)

Earnings from operations	2	(2)	200.0	5	1	400.0

Corporate and Other
Operating revenues	7	9	(22.2)	6	7	(14.3)
Operating expenses	(66)	(69)	(4.3)	(22)	(22)	—

EBITDA*	(59)	(60)	(1.7)	(16)	(15)	6.7
Depreciation and amortisation	(55)	(49)	12.2	(19)	(17)	11.8

Earnings from operations	(114)	(109)	(4.6)	(35)	(32)	(9.4)

Eliminations #
Operating revenues	(70)	(62)	12.9	(23)	(19)	21.1
Operating expenses	70	62	12.9	23	19	21.1

EBITDA*	—	—	—	—	—	—
Depreciation and amortisation	—	—	—	—	—	—

Earnings from operations	—	—	—	—	—	—

Telecom Group
Operating revenues	4,192	4,010	4.5	1,410	1,364	3.4
Operating expenses	(2,481)	(2,269)	9.3	(804)	(739)	8.8

EBITDA*	1,711	1,741	(1.7)	606	625	(3.0)
Depreciation and amortisation	(569)	(617)	(7.8)	(186)	(206)	(9.7)

Earnings from operations	1,142	1,124	1.6	420	419	0.2

*	Earnings before Interest, Taxation, Depreciation and Amortisation
#	Eliminations remove the impact of internal transactions

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	1,213	1,218	(0.4)	400	390	2.6
Investing activities	(700)	(502)	39.4	(150)	(109)	37.6
Financing activities	(588)	(732)	(19.7)	(250)	(373)	(33.0)

Net cash flow	(75)	(16)	368.8	—	(92)	NM

Net cash flows from operating activities decreased by $5 million (0.4%) for the nine months ended 31 March 2005 due to increased payments to suppliers and employees partly offset by higher cash receipts from customers and lower interest and tax payments compared to the prior period. Net operating cash flows for Q3 2004-05 were $10 million higher than Q3 2003-04.

The net cash outflow for investing activities increased by $198 million (39.4%) for the nine months ended 31 March 2005 reflecting the purchase of subsidiaries Gen-i and Computerland and increased purchases of fixed assets in the current period, compared to the sale of Telecom’s investment in Sky in the nine months ended 31 March 2004. This increase was partly offset by lower outflows from the purchase of short-term investments compared to the prior period and proceeds from the sale of Telecom’s investment in Intelsat in the current period compared to the prior period.

The net cash outflow for financing activities decreased by $144 million (19.7%) for the nine months ended 31 March 2005 largely due to decreased repayment of debt compared to the prior period, partly offset by an increase in the dividend paid reflecting a revised dividend policy.

Net debt decreased by $120 million from $3,756 million at 30 June 2004 to $3,636 million at 31 March 2005. Further discussion of group cash flows is provided later in this document.

DIVIDENDS

Telecom will pay a fully imputed dividend for the quarter ended 31 March 2005 of 9.5 cents per ordinary share (“cps”) in June 2005. The dividend for the quarter ended 31 March 2004 was 7.5 cps.

Third Quarter Dividends
Ordinary Shares	9.5 cents
American Depositary Shares	*US 53.88 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.68 cents
Per American Depositary Share	*US 9.51 cents

“Ex” dividend dates
New Zealand Exchange	30 May 2005
Australian Stock Exchange	23 May 2005
New York Stock Exchange	24 May 2005

Books closing dates
New Zealand, Australian Stock Exchanges	27 May 2005
New York Stock Exchange	26 May 2005

Payment dates
New Zealand, Australia	10 June 2005
New York	17 June 2005

*	Based on an exchange rate at 31 March 2005 of NZ$1.00 to US$0.7090

Dividend Policy

Telecom announced a revised dividend policy in August 2004, the minimum targeted annual pay-out ratio being increased from 70% to 75% of net earnings (after adding back amortisation and relevant non-cash items), effective 1 July 2004. This reflected the Board’s belief that, in the medium term, an increase in recurring dividends is the optimal method to return excess cash to shareholders. The change in dividend policy was intended to signal the Board’s confidence in Telecom’s business outlook and its commitment to continue to review the quantum of shareholder distributions over time.

For the year ended 30 June 2005, Telecom expects a pay-out ratio of approximately 85% of net earnings (after adding back amortisation and relevant non-cash items). Subject to there being no material adverse change in circumstances or operating outlook, the dividend for the fourth quarter will be set to reflect the full year expected pay-out ratio.

It is expected that dividends will continue to be fully imputed.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. As per Telecom’s current practice, shares issued under the Plan will be priced at the prevailing market price (that is, no discount will be applied). It is the Board’s intention to review the ongoing operation of the Dividend Reinvestment Plan in conjunction with determining the final dividend.

Long-Term Capital Management

In determining the appropriate level of dividend pay-out the Board has taken account of the interests of shareholders and debt holders, the potential impact on the Company’s credit ratings and the expected capital requirements for the business. As advised previously, the Board is committed to Telecom maintaining an “A” credit rating and the dividend policy is designed to ensure this objective is met. As a guide, the Board would expect Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

The level of future shareholder distributions will continue to be reviewed in the context of the risks associated with Telecom’s financial performance, macroeconomic conditions and maintenance of the “A” rating.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT and communications solutions and directories publishing.

The results for NZ Operations are set out in the table below.

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues
Local Service	798	806	(1.0)	265	268	(1.1)
Calling	677	745	(9.1)	220	248	(11.3)
Interconnection	121	106	14.2	43	37	16.2
Cellular and other mobile	524	455	15.2	179	156	14.7
Data, internet and solutions	745	514	44.9	252	175	44.0
Directories	188	182	3.3	83	81	2.5
Other operating revenue	101	94	7.4	33	32	3.1
Internal revenue	56	47	19.1	19	17	11.8

	3,210	2,949	8.9	1,094	1,014	7.9

Operations and support expenses
Labour	372	277	34.3	121	91	33.0
Cost of sales	671	495	35.6	231	168	37.5
Other operating expenses	500	479	4.4	159	149	6.7
Internal expenses	16	19	(15.8)	4	10	(60.0)

	1,559	1,270	22.8	515	418	23.2

EBITDA	1,651	1,679	(1.7)	579	596	(2.9)
Depreciation	390	437	(10.8)	126	143	(11.9)
Amortisation	7	7	—	3	3	—

Earnings from operations	1,254	1,235	1.5	450	450	—

Earnings from operations increased by $19 million (1.5%) for the nine months ended 31 March 2005 and were flat for Q3 2004-05 compared to the corresponding periods in the prior year.

Operating revenues increased by $261 million (8.9%) for the nine months ended 31 March 2005 and $80 million (7.9%) for Q3 2004-05, with increased cellular and other mobile, data, internet and solutions, and interconnection revenues being partly offset by declines in calling and local service revenues.

Included in the data, internet and solutions revenue growth of $231 million (44.9%) for the nine months ended 31 March 2005 and $77 million (44.0%) for Q3 2004-05 is revenue from the acquisitions of Gen-i (effective from 1 July 2004) and Computerland (effective from 1 September 2004) of $167 million for the nine months ended 31 March 2005 and $52 million for Q3 2004-05. Excluding the Gen-i and Computerland revenue, underlying data, internet and solutions revenue grew by $64 million (12.5%) for the nine months ended 31 March 2005 and $25 million (14.2%) for Q3 2004-05 due to the continued uptake of Jetstream (Telecom’s ADSL service) and growth in the existing Solutions business.

NZ OPERATIONS

Interconnection revenue growth was substantially due to increased mobile data volumes. The increase in cellular and other mobile revenue was due to an increase in the connection base, combined with strong growth in mobile data and higher handset sales revenue.

The decrease in calling revenue is consistent with the trend experienced in previous quarters and reflects the impact of substitution and competitive pressure reducing national and international calling revenue. The decrease in local service revenue was due largely to a decline in call volumes.

Operations and support expenses increased by $289 million (22.8%) for the nine months ended 31 March 2005 and $97 million (23.2%) for Q3 2004-05 compared to the corresponding periods in the prior year. Included in this increase were expenses from the recently acquired Gen-i and Computerland businesses of $164 million for the nine months ended 31 March 2005 and $52 million for Q3 2004-05. In addition to the Gen-i and Computerland expenses, NZ operations experienced labour cost growth due to a combination of increased resources in key strategic and customer-focussed areas and salary increases. Cost of sales growth was principally due to growth in mobile cost of sales driven by higher customer acquisition costs and higher cellular interconnection costs resulting from increased data volumes.

Depreciation expense decreased by $47 million (10.8%) for the nine months ended 31 March 2005 and $17 million (11.9%) for Q3 2004-05 principally due to the $110 million impairment charge recognised on the TDMA mobile network in Q4 2003-04 and a lower asset base.

Further analysis of the NZ Operations result follows.

NZ OPERATIONS

Local Service Revenue

Local service revenue has decreased by $8 million (1.0%) for the nine months ended 31 March 2005 and $3 million (1.1%) for Q3 2004-05 compared to the corresponding periods in the prior year. This decrease is due to a decline in local call revenues of $13 million (17.1%) for the nine months ended 31 March 2005 and $5 million (20.8%) for Q3 2004-05. This decline is largely due to business customers migrating from dial-up internet to a range of broadband and managed IP network products (with a corresponding shift in revenue from local service to data) and declining call volumes as a result of competitive pressure. The declining local call revenues are partly offset by increasing access revenues resulting from the CPI increase on residential access lines in February 2004.

	Nine months ended 31 March			Quarter ended 31 March
	2005	2004	Change %	2005	2004	Change %
Business & residential access
Revenue ($m)	680	674	0.9	228	225	1.3
Access lines
Residential:
Retail (000s)	1,380	1,425	(3.2)
Wholesale (000s)	37	—	NM

Total Residential (000s)	1,417	1,425	(0.6)
Business Lines :
Retail (000s)	259	275	(5.8)
Wholesale (000s)	46	28	64.3

Total Business (000s)	305	303	0.7
Centrex lines (000s)	70	73	(4.1)

Local calls*
Revenue ($m)	63	76	(17.1)	19	24	(20.8)
Call minutes (m)	1,965	2,260	(13.1)	598	706	(15.3)

Smartphone, messaging and call track
Revenue ($m)	55	56	(1.8)	18	19	(5.3)

Total Local Service Revenue	798	806	(1.0)	265	268	(1.1)

Retail Local Service ($m)	768	791	(2.9)	252	262	(3.8)
Wholesale Local Service ($m)	30	15	100.0	13	6	116.7

	798	806	(1.0)	265	268	(1.1)

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls
NM:	Not a Meaningful Comparison

NZ OPERATIONS

Calling Revenue

Calling revenue is broken down as follows:

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Calling revenue
Total national calling	471	502	(6.2)	155	170	(8.8)
International	175	207	(15.5)	56	67	(16.4)
Other	31	36	(13.9)	9	11	(18.2)

	677	745	(9.1)	220	248	(11.3)

National Calling Revenue

Total national calling revenue (including national calls, calls to cellular networks, and national 0800) decreased by $31 million (6.2%) for the nine months ended 31 March 2005 and $15 million (8.8%) for Q3 2004-05 compared to the corresponding periods in the prior year. Revenue from national calls decreased by 14.6% for the nine months ended 31 March 2005 and 18.8% for Q3 2004-05 due to a combination of lower call minutes and lower average prices. The decrease in call minutes is partly due to e-mail, internet and mobile substitution (including text messaging) from traditional voice calling and partly due to competitive pressure in retail and wholesale.

Revenue from calls to cellular networks was stable for the nine months ended 31 March 2005 and decreased $2 million (2.6%) for Q3 2004-05 compared to the corresponding periods in the prior year. As outlined in the table below, for the nine months ended 31 March 2005 call minutes increased 4.7%, offset by a 4.6% decrease in average prices. The decrease in Q3 2004-05 was driven by a 5.4% decrease in average prices, partly offset by 2.9% higher volumes. National 0800 revenue declined by $2 million (2.6%) for the nine months ended 31 March 2005. The decrease was driven by 4.4% lower volume, partly offset by 2.0% higher average prices.

NZ OPERATIONS

	Nine months ended 31 March			Quarter ended 31 March
	2005	2004	Change %	2005	2004	Change %
National calls
Revenue ($m)	164	192	(14.6)	52	64	(18.8)
Call minutes (m)	1,428	1,552	(8.0)	463	495	(6.5)
Average price (cents)	11.5	12.4	(7.3)	11.2	12.9	(13.2)

Calls to cellular networks
Revenue ($m)	224	224	—	75	77	(2.6)
Call minutes (m)	538	514	4.7	179	174	2.9
Average price (cents)	41.6	43.6	(4.6)	41.9	44.3	(5.4)

National 0800
Revenue ($m)	75	77	(2.6)	25	26	(3.8)
Call minutes (m)	483	505	(4.4)	162	173	(6.2)
Average price (cents)	15.5	15.2	2.0	15.4	15.0	2.7

Operator services
Revenue ($m)	8	9	(11.1)	3	3	—

Total National Calling Revenue	471	502	(6.2)	155	170	(8.8)

Retail National Calling	454	482	(5.8)	150	164	(8.5)
Wholesale National Calling	17	20	(15.0)	5	6	(16.7)

	471	502	(6.2)	155	170	(8.8)

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls originating and terminating on other carriers’ networks.

The breakdown of international calling revenue is shown in the table below.

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
International calling revenue
International outward	104	117	(11.1)	35	37	(5.4)
International inward	42	60	(30.0)	12	21	(42.9)
International transits	29	30	(3.3)	9	9	—

	175	207	(15.5)	56	67	(16.4)

International calling revenue decreased by $32 million (15.5%) for the nine months ended 31 March 2005 and $11 million (16.4%) for Q3 2004-05 compared to the corresponding periods in the prior year. An analysis of volumes and price is shown below.

NZ OPERATIONS

	Nine months ended 31 March			Quarter ended 31 March
	2005	2004	Change %	2005	2004	Change %
Outwards calls
Revenue ($m)	104	117	(11.1)	35	37	(5.4)
Call minutes (m)	425	437	(2.7)	143	140	2.1
Average price (cents)	24.5	26.8	(8.6)	24.5	26.4	(7.2)

Retail Outward Calls ($m)	96	108	(11.1)	32	34	(5.9)
Wholesale Outward Calls ($m)	8	9	(11.1)	3	3	—

	104	117	(11.1)	35	37	(5.4)

Inwards calls
Revenue ($m)	42	60	(30.0)	12	21	(42.9)
Call minutes (m)	699	700	(0.1)	231	249	(7.2)
Average price (cents)	6.0	8.6	(30.2)	5.2	8.4	(38.1)

Transit call margin
Revenue ($m)	29	30	(3.3)	9	9	—
Call minutes (m)	1,332	1,143	16.5	477	394	21.1
Average price (cents)	2.2	2.6	(15.4)	1.9	2.3	(17.4)

Outwards calling revenue decreased by $13 million (11.1%) for the nine months ended 31 March 2005 and $2 million (5.4%) for Q3 2004-05 compared to the corresponding periods in the prior year driven primarily by lower average prices due largely to the impact of competition.

Inwards calling revenue decreased by $18 million (30.0%) for the nine months ended 31 March 2005 and $9 million (42.9%) for Q3 2004-05, driven primarily by lower average prices. The decrease in average price was largely due to an appreciation in the average NZD:USD exchange rate, and a change in mix with a reduced proportion of higher rate mobile termination. The average exchange rate for the nine months ended 31 March 2005 was 10% higher and 6% higher for Q3 2004-05 than in the prior corresponding periods. While reducing revenue, the stronger NZD also results in a reduction in outpayment costs (see “Cost of Sales”).

The net external margin from transit traffic decreased by $1 million (3.3%) for the nine months ended 31 March 2005, but stayed static for Q3 2004-05. The decline for the nine months ended 31 March 2005 was due to lower average prices reflecting the stronger New Zealand dollar and the impact of competition. For Q3 2004-05, stronger volume growth offset the impact of lower average prices.

Interconnection Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Interconnection
PSTN interconnection	55	52	5.8	19	17	11.8
Cellular interconnection	66	54	22.2	24	20	20.0

Total	121	106	14.2	43	37	16.2

Interconnection revenue increased by $15 million (14.2%) for the nine months ended 31 March 2005 and $6 million (16.2%) for Q3 2004-05 compared to the corresponding periods in the prior year. The

NZ OPERATIONS

increase for both the nine months and current quarter is principally due to mobile interconnection revenue reflecting growth in text messaging activity - refer to the “Cellular and Other Mobile” section below.

Cellular and Other Mobile

	Nine months ended 31 March			Quarter ended 31 March
	2005	2004	Change %	2005	2004	Change %
Cellular and other mobile revenue ($m)
Voice revenue	383	366	4.6	128	123	4.1
Data revenue	77	36	113.9	29	15	93.3

Cellular revenue	460	402	14.4	157	138	13.8
Other mobile	64	53	20.8	22	18	22.2

Total cellular and other mobile	524	455	15.2	179	156	14.7

Call minutes (m)	928	858	8.2	315	293	7.5

Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	73.6	74.8	(1.6)	71.5	74.6	(4.2)
Prepaid	10.1	7.1	42.3	10.7	7.6	40.8
Total	36.3	34.9	4.0	35.5	34.9	1.7

Voice	30.2	31.8	(5.0)	28.9	31.2	(7.4)
Data	6.1	3.1	96.8	6.6	3.7	78.4

CDMA	54.6	69.0	(20.9)	50.5	63.5	(20.5)
TDMA	10.9	16.1	(32.3)	9.0	14.7	(38.8)

Total ARPU including interconnection	51.2	50.3	1.8	50.4	50.8	(0.8)

Cellular revenue increased by $58 million (14.4%) for the nine months ended 31 March 2005 and $19 million (13.8%) for Q3 2004-05 compared to the corresponding periods in the prior year. This increase reflected growth in data revenues through higher data volumes. Voice revenues have increased as a result of a higher connection base.

Other mobile revenue increased by $11 million (20.8%) for the nine months ended 31 March 2005 and $4 million (22.2%) for Q3 2004-05 compared to the corresponding periods in the prior year due to increased sales following the relocation and refurbishment of Telecom Retail outlets and strong handset sales revenues. This increase was despite a reduction in the number of Telecom Retail outlets following the sale of 15 stores in Q1 2004-05.

Cellular and other mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

Call minutes for the nine months ended 31 March 2005 increased 8.2% and for Q3 2004-05 increased 7.5% compared to the corresponding periods in the prior year primarily due to an increase in the connection base.

Total ARPU (excluding interconnection) for the nine months ended 31 March 2005 grew 4.0% and for Q3 2004-05 grew 1.7% compared to the prior corresponding periods due to data revenue growth following increased data volumes. Postpaid ARPUs decreased 1.6% and 4.2% while prepaid ARPUs increased by 42.3% and 40.8% for the nine months ended 31 March 2005 and Q3 2004-05 respectively. Postpaid ARPU’s have decreased due to the dilution impact of the integrated call plan offering that has a zero access fee element and therefore is popular with customers that would have previously connected as prepaid. CDMA ARPUs have decreased due to an increasing proportion of prepaid connections in the CDMA base.

NZ OPERATIONS

Revenue from CDMA connections now comprises approximately 91% of total Q3 2004-05 cellular revenues.

Total ARPU including interconnection for the nine months ended 31 March 2005 increased by 1.8% and for Q3 2004-05 decreased by 0.8% compared to the prior corresponding periods (interconnection includes notional revenue for PSTN calls to Telecom cellular networks based on market rates).

	31 March 2005			31 March 2004
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Cellular connections at period end (000s)
CDMA
CDMA One	52	117	169	113	103	216
IXRTT	466	374	840	262	109	371

Total CDMA connections	518	491	1,009	375	212	587
Three month active base (%)	100%	97%	99%	100%	97%	98%

TDMA
Analogue	32	223	255	45	331	376
Digital	64	193	257	122	247	369

Total TDMA connections	96	416	512	167	578	745
Three month active base (%)	100%	80%	84%	100%	81%	85%

Internal connections (CDMA)	6	—	6	5	—	5

Total Connections	620	907	1,527	547	790	1,337

Total connections of 1,527,000 at 31 March 2005 grew by 190,000 (14.2%) over the 12 month period from 1,337,000 at 31 March 2004 and by 64,000 (4.4%) from 1,463,000 at 31 December 2004. Of the 31 March 2005 total connection base, 40.6% were postpaid connections, while 59.4% were prepaid connections.

Telecom had approximately 1,015,000 CDMA connections (including internal connections) at 31 March 2005, comprising 66.5% of total connections. CDMA external connections have increased by 422,000 (71.9%) over the 12 month period from 587,000 at 31 March 2004, with CDMA postpaid external connections increasing by 143,000 and CDMA prepaid connections by 279,000. CDMA external connections increased by 115,000 (12.9%) over the current quarter from 894,000 at 31 December 2004. Of the total CDMA connection base at 31 March 2005, 51.6% were postpaid connections and 48.4% were prepaid connections.

Data, Internet and Solutions Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Data	427	378	13.0	148	128	15.6
Internet	99	101	(2.0)	31	34	(8.8)
Solutions	219	35	525.7	73	13	461.5

	745	514	44.9	252	175	44.0

NZ OPERATIONS

Data Revenue

Data revenue increased by $49 million (13.0%) for the nine months ended 31 March 2005 and $20 million (15.6%) for Q3 2004-05 compared to the corresponding periods in the prior year. A breakdown of the key components of data revenue is provided in the following table:

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Data revenue
Jetstream	104	66	57.6	38	24	58.3
Managed IP Data Services
Lanlink	68	62	9.7	23	22	4.5
Private office and high speed data	26	16	62.5	9	6	50.0
Other IP Data	5	3	66.7	1	1	—

	99	81	22.2	33	29	13.8
Traditional Data Services:
Frame relay	23	22	4.5	8	7	14.3
Digital Data Services	51	58	(12.1)	16	18	(11.1)
ISDN	74	72	2.8	26	24	8.3
Leased data services	45	45	—	17	15	13.3
IP Net / Netgate	6	8	(25.0)	2	2	—
Miscellaneous data	25	26	(3.8)	8	9	(11.1)

	224	231	(3.0)	77	75	2.7

Total data revenue	427	378	13.0	148	128	15.6

Retail data	362	315	14.9	125	108	15.7
Wholesale data	65	63	3.2	23	20	15.0

	427	378	13.0	148	128	15.6

Jetstream Connections (000s)
Residential	180	65	176.9
Business	50	35	42.9

	230	100	130.0

Retail	181	66	174.2
Resale and Wholesale	49	34	44.1

	230	100	130.0

Data revenue growth for both the nine months ended 31 March 2005 and Q3 2004-05 has been driven by increased Jetstream revenue and managed IP data services, while traditional data services have declined.

Jetstream revenue increased by $38 million (57.6%) for the nine months ended 31 March 2005 and $14 million (58.3%) for Q3 2004-05 compared to the corresponding periods in the prior year, driven by the continued uptake of Telecom’s Jetstream service. Total Jetstream connections of approximately 230,000 at 31 March 2005 increased by 130,000 (130.0%) from 31 March 2004 with 45,000 of this increase occurring in Q3 2004-05. Connections at 31 March 2005 included approximately 11,000 on lower speed plans (i.e. maximum download speeds less than 256 kilobits per second), a decrease of approximately 24,000 from 31 March 2004. These lower speed connections are being progressively migrated to higher speed plans (maximum download speeds greater than 256 kilobits per second). Excluding these lower speed plans, Telecom had 219,000 broadband customers at 31 March 2005.

NZ OPERATIONS

Managed IP data services revenue increased by $18 million (22.2%) for the nine months ended 31 March 2005 and $4 million (13.8%) for Q3 2004-05 compared to the corresponding periods in the prior year. Lanlink growth of $6 million for the nine months ended 31 March 2005 and $1 million for Q3 2004-05 was due to a combination of increased circuits, installations and revenue from managing traffic on behalf of Lanlink customers. Private office, high speed data and other IP data growth of $12 million for the nine months ended 31 March 2005 and $3 million for Q3 2004-05 reflects growth in private office connectivity and increased management of customers’ private office networks.

Traditional data services revenue declined by 3.0% for the nine months ended 31 March 2005, but increased by 2.7% for Q3 2004-05 compared to the corresponding periods in the prior year. The decrease is largely due to product substitution as customers migrate to Jetstream and Managed IP data services.

Telecom’s retail data revenue (revenue from sales to end users of services) grew by $47 million (14.9%) for the nine months ended 31 March 2005 and $17 million (15.7%) for Q3 2004-05 due to revenue growth in Jetstream, Lanlink, Private Office, and ISDN products. Wholesale data revenue grew by $3 million (15.0%) for Q3 2004-05 due to revenue growth in Jetstream and Unbundled Bitstream Service.

Internet Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2005	2004	Change %	2005	2004	Change %
Internet revenue
Internet revenue ($m)	99	101	(2.0)	31	34	(8.8)
Active dial-up customers at period end (000s)	393	440	(10.7)
Total dial-up hours (m)	102.4	131.7	(22.2)	27.9	42.3	(34.0)
Average hours per active customer per month	29.0	33.5	(13.4)	23.7	32.2	(26.4)

Internet revenue decreased $2 million (2.0%) for the nine months ended 31 March 2005 and $3 million (8.8%) for Q3 2004-05, reflecting the migration of customers from dial-up to broadband products. A decline in Dial-up revenues has been partly offset by an increase in Xtra Jetstream revenues (ISP portion of Jetstream access revenues) resulting from customers migrating to broadband Jetstream products.

Solutions Revenue

Solutions revenue is derived from providing services that meet customers’ integrated communication and technology needs. This includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services. Solutions revenue increased by $184 million for the nine months ended 31 March 2005 and $60 million for Q3 2004-05 compared to the corresponding periods in the prior year. Included in the revenue growth were $167 million and $52 million for the nine months ended 31 March 2005 and Q3 2004-05 respectively, resulting from the acquisitions of Gen-i (effective from 1 July 2004) and Computerland (effective from 1 September 2004). Excluding these acquisitions, Solutions revenue grew $17 million (48.6%) for the nine months ended 31 March 2005 and $8 million (61.5%) for Q3 2004-05 due to growth in the existing ICT business.

Directories Revenue

Directories revenue of $188 million increased by $6 million (3.3%) for the nine months ended 31 March 2005 and $2 million (2.5%) for Q3 2004-05 compared to the corresponding periods in the prior year. Growth for the nine months ended 31 March 2005 and Q3 2004-05 was driven by both price and volume increases.

NZ OPERATIONS

Other Operating Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Other operating revenue
Equipment sales	30	34	(11.8)	10	9	11.1
Other International	22	24	(8.3)	7	10	(30.0)
TSO revenue	12	15	(20.0)	4	4	—
Probe revenue	16	—	NM	5	—	NM
Other miscellaneous revenue	21	21	—	7	9	(22.2)

	101	94	7.4	33	32	3.1

NM:	Not a Meaningful Comparison

Other operating revenue increased by $7 million (7.4%) for the nine months ended 31 March 2005 due to $16 million of project Probe revenue, representing a contribution from the Government towards the regional broadband extension programme, partly offset by lower equipment sales revenue and a one-off $3 million catch-up in TSO revenue in Q2 2003-04. Other operating revenue increased by $1 million for Q3 2004-05 with $5 million of Probe revenue offset by lower other international revenue.

Internal Revenue

Internal revenue increased by $9 million (19.1%) for the nine months ended 31 March 2005 and $2 million (11.8%) for Q3 2004-05 compared to the corresponding periods in the prior year. The revenue growth was due to higher outbound calling revenues terminated on behalf of the Australian Operations.

Operations and Support Expenses

Labour

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Labour ($m)	372	277	34.3	121	91	33.0

Personnel numbers
Total staff at 31 March	6,151	4,836	27.2

Labour expense increased by $95 million (34.3%) for the nine months ended 31 March 2005 and $30 million (33.0%) for Q3 2004-05 compared to the corresponding periods in the prior year. Included within this increase was labour expense of the recently acquired Gen-i and Computerland businesses of $64 million for the nine months year and $22 million for the current quarter respectively. Excluding Gen-i and Computerland, total labour costs increased by $31 million (11.2%) for the nine months ended 31 March 2005 and $8 million (8.8%) for Q3 2004-05, with the increase due to increased resources focussed on key customer related areas, increased investment in the existing Solutions business and salary increases in line with market movements.

Personnel numbers of 6,151 at 31 March 2005 increased by 1,315 compared to 31 March 2004, with the acquisition of Gen-i and Computerland adding 904 staff at the time of their respective purchases.

NZ OPERATIONS

Cost of sales

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Cost of sales
Mobile acquisitions, upgrades and dealer commissions	177	116	52.6	62	38	63.2
Land to mobile, mobile to 0800 interconnection	89	91	(2.2)	30	28	7.1
Cellular interconnection	78	68	14.7	27	27	—
International interconnection	13	16	(18.8)	4	6	(33.3)
International cost of sales	111	115	(3.5)	36	38	(5.3)
Solutions	105	13	NM	32	2	NM
Data, equipment, directories & other	98	76	28.9	40	29	37.9

	671	495	35.6	231	168	37.5

NM:	Not a Meaningful Comparison

Cost of sales increased by $176 million (35.6%) for the nine months ended 31 March 2005 and $63 million (37.5%) for Q3 2004-05 compared to the corresponding periods in the prior year. Included within this increase is cost of sales associated with solutions revenue in the recently acquired Gen-i and Computerland businesses of $87 million for the nine months and $26 million for Q3 2004-05. Excluding Gen-i and Computerland, total cost of sales increased by $89 million (18.0%) for the nine months ended 31 March 2005 and $37 million (22.0%) for Q3 2004-05, with the increase predominantly in mobile acquisitions, upgrades, dealer commissions and cellular interconnection.

Mobile acquisitions, upgrades and commissions increased by $61 million (52.6%) for the nine months ended 31 March 2005 and $24 million (63.2%) for Q3 2004-05 compared to the corresponding periods in the prior year, driven by growth in connections. Cellular interconnection costs increased for the nine months ended 31 March 2005 due to increased data volumes. International interconnection decreased by $3 million (18.8%) for the nine months ended 31 March 2005 and $2 million (33.3%) for Q3 2004-05 due to a reduced interconnect rate and minute volumes to Vodafone compared to the corresponding periods in the prior year. International cost of sales decreased by $4 million (3.5%) for the nine months ended 31 March 2005 and $2 million (5.3%) for Q3 2004-05.

Data, equipment, directories and other costs increased $22 million (28.9%) for the nine months ended 31 March 2005 and $11 million (37.9%) for Q3 2004-05 largely due to increased costs associated with data revenue (as a result of growth in Jetstream connections), higher directories cost of sales and other miscellaneous cost of sales related to revenue growth.

NZ OPERATIONS

Other operating expenses

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Other operating expenses
Direct costs
Direct contractor costs	99	109	(9.2)	32	34	(5.9)
International cable maintenance and restoration	9	11	(18.2)	3	4	(25.0)
Support contracts and other direct costs	74	66	12.1	27	23	17.4

Total direct costs	182	186	(2.2)	62	61	1.6

Computer costs	97	96	1.0	30	30	—
Advertising, promotions and communications	63	58	8.6	16	15	6.7
Accommodation costs	54	48	12.5	18	16	12.5
Outsourcing	23	21	9.5	8	7	14.3
Travel	13	9	44.4	4	2	100.0
Bad Debts	15	12	25.0	6	4	50.0
Other	53	49	8.2	15	14	7.1

	500	479	4.4	159	149	6.7

Other operating expenses increased by $21 million (4.4%) for the nine months ended 31 March 2005 and $10 million (6.7%) for Q3 2004-05 compared to the corresponding periods in the prior year. Included within this increase were other operating expenses associated with the Gen-i and Computerland businesses of $13 million for the nine months and $4 million for Q3 2004-05. Excluding Gen-i and Computerland, other operating expenses increased $8 million (1.7%) for the nine months ended 31 March 2005 and $6 million (4.0%) for Q3 2004-05.

Direct costs decreased by $4 million (2.2%) for the nine months ended 31 March 2005 and increased $1 million (1.6%) in Q3 2004-05 with savings generated from the rationalisation of maintenance and provisioning contracts partly offset by increased provisioning costs associated with higher Jetstream connections.

Advertising, promotions and communications costs increased $5 million (8.6%) for the nine months ended 31 March 2005 and $1 million (6.7%) for Q3 2004-05 as a result of significant promotional activity, predominantly in the mobile and Jetstream product areas. Accommodation costs increased by $6 million (12.5%) for the nine months ended 31 March 2005 and $2 million (12.5%) for Q3 2004-05 largely due to the Gen-i and Computerland acquisitions.

NZ OPERATIONS

Depreciation and amortisation

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Depreciation and amortization
Depreciation
Wired	278	283	(1.8)	96	94	2.1
Wireless	64	103	(37.9)	14	32	(56.3)
International	48	51	(5.9)	16	17	(5.9)

	390	437	(10.8)	126	143	(11.9)

Amortisation	7	7	—	3	3	—

	397	444	(10.6)	129	146	(11.6)

Depreciation and amortisation decreased by $47 million (10.6%) for the nine months ended 31 March 2005 and $17 million (11.6%) for Q3 2004-05 compared to the corresponding periods in the prior year. The decline in the Wired business depreciation of $5 million for the nine months ended 31 March 2005 is due largely to a lower asset base. The decline in the Wireless business depreciation of $39 million for the nine months ended 31 March 2005 and $18 million for Q3 2004-05 is due largely to the impairment on the TDMA mobile network recorded in Q4 2003-04.

The decrease in International depreciation for the nine months ended 31 March 2005 is primarily due to a reduction in the amount of accelerated depreciation on international cables - the corresponding prior period included an allowance for accelerated depreciation due to the earlier than previously estimated closure of a number of smaller cables. This decrease was partly offset by an increase in depreciation on recently acquired Southern Cross capacity.

AUSTRALIAN OPERATIONS

Two reporting segments together constitute Australian Operations. These are Australian Consumer and Australian Business.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Nine Months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues
Local Service	30	36	(16.7)	9	11	(18.2)
Calling	342	358	(4.5)	108	118	(8.5)
Cellular and other mobile	105	155	(32.3)	30	44	(31.8)
Interconnection	31	40	(22.5)	9	12	(25.0)
Data and internet	212	221	(4.1)	70	72	(2.8)
Resale	252	232	8.6	85	79	7.6
Other operating revenue	59	57	3.5	18	23	(21.7)
Internal revenue	14	15	(6.7)	4	3	33.3

	1,045	1,114	(6.2)	333	362	(8.0)

Operating expenses
Labour	140	128	9.4	46	42	9.5
Cost of sales	561	630	(11.0)	173	201	(13.9)
Other operating expenses	171	187	(8.6)	53	61	(13.1)
Internal expenses	54	47	14.9	18	14	28.6

	926	992	(6.7)	290	318	(8.8)

EBITDA	119	122	(2.5)	43	44	(2.3)
Depreciation	115	120	(4.2)	38	43	(11.6)
Amortisation	2	4	(50.0)	—	—	—

Earnings/(loss) from operations	2	(2)	200.0	5	1	400.0

Segment Contribution
Australian Consumer	116	102	13.7	42	36	16.7
Australian Business	177	176	0.6	60	61	(1.6)
Support Functions	(174)	(156)	11.5	(59)	(53)	11.3

EBITDA	119	122	(2.5)	43	44	(2.3)

Reported New Zealand Dollar (“NZD”) results for Australian Operations are impacted by movements in exchange rates. Revenue for Q3 2004-05 was reduced by approximately $14 million as a result of a strengthening NZD and by $47 million for the nine months ended 31 March 2005. The average exchange rate increased 4.3% for Q3 2004-05 and 4.5% for the nine months ended 31 March 2005 compared to the previous corresponding periods.

Australian Operations in Australian dollars

	Nine Months ended 31 March			Quarter ended 31 March
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$m	Change %
Operating revenues
Local Service	27	31	(12.9)	8	10	(20.0)
Calling	314	316	(0.6)	99	105	(5.7)
Cellular and other mobile	98	137	(28.5)	29	39	(25.6)
Interconnection	29	35	(17.1)	8	10	(20.0)
Data and internet	195	195	—	64	64	—
Resale	232	204	13.7	79	69	14.5
Other operating revenue	55	50	10.0	17	20	(15.0)
Internal revenue	12	13	(7.7)	3	3	—

	962	981	(1.9)	307	320	(4.1)

Operating expenses
Labour	129	113	14.2	42	37	13.5
Cost of sales	515	556	(7.4)	158	178	(11.2)
Other operating expenses	159	163	(2.5)	50	53	(5.7)
Internal expenses	50	40	25.0	16	12	33.3

	853	872	(2.2)	266	280	(5.0)
EBITDA	109	109	—	41	40	2.5
Depreciation	105	107	(1.9)	34	37	(8.1)
Amortisation	3	3	—	1	2	(50.0)

Earnings/(loss) from operations	1	(1)	200.0	6	1	500.0

Segment Contribution
Australian Consumer	108	92	17.4	39	34	14.7
Australian Business	163	152	7.2	57	50	14.0
Support Functions	(162)	(135)	20.0	(55)	(44)	25.0

EBITDA	109	109	—	41	40	2.5

An analysis of Australian Operations results by segment follows. All amounts throughout the Australian Consumer and Australian Business commentary are stated in Australian dollars.

In the year ended 30 June 2004 AAPT reorganised its operations to, among other things, focus the Business and Consumer groups on sales and marketing activities. Operational activities, including contact centres, IT, network provisioning and other functions were transferred out of the Business and Consumer groups into enabling groups that support both segments. Allocation of these shared costs between Consumer and Business segments is no longer considered to be meaningful. Accordingly, Consumer and Business results are now reported down to a contribution margin (revenues less directly attributable costs) with shared costs reported separately in a Support Functions category. Comparatives have been restated to align with the current organisational structure and trading model.

Also, effective 1 October 2004 the AAPT and TCNZA businesses have been brought closer together to take advantage of synergies across the wider Australian Business. This has resulted in a minor amount of support costs being moved out of the Business Group and into the Support Group. Prior year comparatives have been restated accordingly.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer segment includes the full range of fixed, internet, pay TV and mobile telecommunications services provided to residential and small business customers of AAPT.

Australian Consumer - Results of Operations

	Nine Months ended 31 March			Quarter ended 31 March
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$m	Change %
Operating revenues
Calling	157	158	(0.6)	50	51	(2.0)
Cellular and other mobile	79	114	(30.7)	23	32	(28.1)
Data and internet	14	9	55.6	5	3	66.7
Resale	208	177	17.5	71	61	16.4
Other operating revenue	1	—	NM	1	—	NM

	459	458	0.2	150	147	2.0

Operating expenses
Labour	8	8	—	3	3	—
Cost of sales	286	294	(2.7)	90	93	(3.2)
Other operating expenses	51	58	(12.1)	16	16	—
Internal expenses	6	6	—	2	1	100.0

	351	366	(4.1)	111	113	(1.8)

Segment Contribution	108	92	17.4	39	34	14.7

NM = Not a Meaningful Comparison

Overview of Results

Revenues increased by $1 million (0.2%) for the nine months ended 31 March 2005 and $3 million (2.0%) for Q3 2004-05 compared to the prior corresponding periods. Resale revenue increased, driven by the continued growth in full service customers. Calling revenue remained stable, as increased calling volume was offset by price decreases driven by capped offerings. Mobile revenues declined due to the decision to move away from selling mobile as a stand-alone product and the transfer of the “No Plans” pre-paid customer base to Vodafone in the prior year as part of the network services agreement renegotiation.

Segment Contribution increased by $16 million (17.4%) for the nine months ended 31 March 2005 and $5 million (14.7%) for Q3 2004-05 compared to the prior corresponding periods. This increase in Segment Contribution was driven by operating cost savings and increased gross margin.

The fixed line customer base at 31 March 2005 of 454,000 increased by 7.8% compared to 31 March 2004. AAPT is now reporting on “active” customers only, not the full customer base. An active customer is defined as a customer that has made a national, fixed to mobile or international call within the last 3 months.

Full service customers (voice customers that AAPT provides both long distance and local calling services to) at 31 March 2005 increased by 20.6% from 31 March 2004 to 86.6% of the fixed line base (and was up from 82.4% of the fixed line base at 31 December 2004). Bundled customers (fixed line customers who AAPT also provide mobile, internet or pay TV services) at 31 March 2005 increased by 120.7% from 31 March 2004 to 25.8% of the fixed line base, up from 21.2% of the fixed line base at 31 December 2004.

AUSTRALIAN CONSUMER

Calling Revenue

	Nine Months ended 31 March			Quarter ended 31 March
	2005	2004	Change %	2005	2004	Change %
National calls
Revenue (A$m)	49	52	(5.8)	15	17	(11.8)
Call minutes (m)	599	540	10.9	197	181	8.8
Average price (A$ cents)	8.2	9.6	(14.6)	7.6	9.4	(19.1)

Calls to cellular networks
Revenue (A$m)	85	82	3.7	28	27	3.7
Call minutes (m)	216	201	7.5	70	67	4.5
Average price (A$ cents)	39.4	40.8	(3.4)	40.0	40.3	(0.7)

International calling revenue
Total International calling (A$m)	23	24	(4.2)	7	7	—
Call minutes (m)	119	118	0.8	39	36	8.3
Average price (A$ cents)	19.3	20.3	(4.9)	17.9	19.4	(7.7)

Total calling revenue (A$m)	157	158	(0.6)	50	51	(2.0)
Resale revenue (A$m)	208	177	17.5	71	61	16.4

Total calling and resale revenue (A$m)	365	335	9.0	121	112	8.0

Fixed line customer numbers (000s)	454	421	7.8
Average revenue per fixed line customer (A$ per month)	89.3	88.4	1.0	88.8	88.7	0.1

In total, calling and resale revenue of $365 million for the nine months ended 31 March 2005 and $121 million for Q3 2004-05 grew $30 million (9.0%) and $9 million (8.0%) respectively compared to the prior corresponding periods. This was driven by growth in the customer base and the high acquisition rate of full service customers. The volume of national calls and calls to cellular networks grew for both the nine months ended 31 March 2005 and Q3 2004-05 compared to the prior periods as a result of growth in customer numbers. Per minute pricing for national calls reduced, driven by promotional activities, the introduction of capped calling and “all you can eat” type offers.

The fixed line customer base at 31 March 2005 grew by 7.8% compared to 31 March 2004. Average revenue per fixed line customer increased 1.0% for the nine months ended 31 March 2005 and was 0.1% higher for Q3 2004-05. AAPT continues to target customers who are higher users of calling products as well as customers who use multiple services. 25.8% of fixed line customers now buy mobile and / or internet services in addition to fixed line offerings, up from 21.2% in December 2004 and 17.5% in September 2004.

AUSTRALIAN CONSUMER

Cellular and Other Mobile Revenue

	Nine Months ended 31 March			Quarter ended 31 March
	2005	2004	Change %	2005	2004	Change %
Cellular and other mobile
Total mobile revenue (A$m)	79	114	(30.7)	23	32	(28.1)

Call minutes (m)	96	142	(32.4)	28	41	(31.7)

Connections at period end (000s)
Postpaid	133	143	(7.0)
Prepaid	33	50	(34.0)

Total	166	193	(14.0)

ARPU (A$ per month)	52.9	65.6	(19.4)	46.2	55.3	(16.5)

Mobile revenue declined by $35 million (30.7%) for the nine months ended 31 March 2005 and $9 million (28.1%) for Q3 2004-05 compared to the prior corresponding periods. This is due to a combination of the transfer of the “No Plans” pre-paid base to Vodafone in January 2004, a shift away from handset sales, a decline in subscribers, and a decline in the average ARPU. These trends are consistent with AAPT’s strategy of selling mobiles as part of bundles only and not as stand-alone products. The “No Plans” offering was a resale product preceding AAPT Mobile’s own pre-paid offering. The resale agreement was a fixed term arrangement, with the customers transferring back to Vodafone at the end of the arrangement. Approximately 50,000 customers transferred to Vodafone in Q3 2003-04.

Data and Internet Revenue

Data and internet revenue of $14 million for the nine months ended 31 March 2005 and $5 million for Q3 2004-05 increased $5 million (55.6%) and $2 million (66.7%) respectively compared to the prior corresponding periods. This increase was the result of growth in dial-up, broadband internet and pay TV customers, partly offset by price decreases driven by competitive activity in the sector. Customer numbers across these products grew from 45,000 at 31 March 2004 to 101,000 at 31 March 2005 (an increase of 124.4%).

Operating Expenses

Labour

	Nine Months ended 31 March			Quarter ended 31 March
	2005	2004	Change %	2005	2004	Change %
Labour (A$m)	8	8	—	3	3	—

Personnel numbers
Total staff at 31 March	81	77	5.2

The labour expense remained stable, in line with stable personnel numbers.

AUSTRALIAN CONSUMER

Cost of sales

Cost of sales of $286 million for the nine months ended 31 March 2005 and $90 million for Q3 2004-05 decreased by $8 million (2.7%) and $3 million (3.2%) respectively compared to the prior comparative periods. This decrease is primarily a result of favourable supplier negotiations. Gross margin for the nine months ended 31 March 2005 improved by 1.9% and by 3.3% for Q3 2004-05.

Other operating expenses

	Nine Months ended 31 March			Quarter ended 31 March
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$m	Change %
Other operating expenses
Dealer commissions	20	20	—	6	7	(14.3)
Advertising, promotions and communications	12	12	—	4	1	300.0
Bad debts	14	19	(26.3)	4	7	(42.9)
Other	5	7	(28.6)	2	1	100.0

	51	58	(12.1)	16	16	—

Other operating expenses decreased by $7 million (12.1%) for the nine months ended 31 March 2005 and were stable for Q3 2004-05. Lower bad debt expense due to improved debtor collections was the main driver.

AUSTRALIAN BUSINESS

AUSTRALIAN BUSINESS

The Australian Business segment includes the full range of telecommunications services (voice, data and IP) provided to AAPT’s business, corporate, government and wholesale customers. Also included are the telecommunications services provided by TCNZA to corporate customers.

Australian Business - Results of Operations

	Nine Months ended 31 March			Quarter ended 31 March
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$m	Change %
Operating revenues
Local service	27	31	(12.9)	8	10	(20.0)
Calling	157	158	(0.6)	49	53	(7.5)
Cellular and other mobile	19	23	(17.4)	6	8	(25.0)
Interconnection	29	35	(17.1)	8	10	(20.0)
Data and internet	181	186	(2.7)	59	60	(1.7)
Resale	24	27	(11.1)	8	8	—
Other operating revenue	54	50	8.0	16	20	(20.0)
Internal revenue	12	13	(7.7)	3	3	—

	503	523	(3.8)	157	172	(8.7)

Operating expenses
Labour	38	42	(9.5)	11	13	(15.4)
Cost of sales	229	262	(12.6)	68	85	(20.0)
Other operating expenses	31	36	(13.9)	8	15	(46.7)
Internal expenses	42	31	35.5	13	9	44.4

	340	371	(8.4)	100	122	(18.0)

Segment Contribution	163	152	7.2	57	50	14.0

Overview of Results

Revenue declined by $20 million (3.8%) for the nine months ended 31 March 2005 and $15 million (8.7%) for Q3 2004-05 compared to the prior comparative periods. Volume growth across most targeted lines continues but is being offset by lower prices across all voice, data and internet products. International calling revenue increased, driven by wholesale growth.

Segment Contribution increased by $11 million (7.2%) for the nine months ended 31 March 2005 and $7 million (14.0%) for Q3 2004-05 compared to the prior comparative periods. This improvement is driven by a combination of improved gross margin and operating cost savings.

AUSTRALIAN BUSINESS

Calling Revenue

	Nine Months ended 31 March			Quarter ended 31 March
	2005	2004	Change %	2005	2004	Change %
National calls
Revenue (A$m)	47	55	(14.5)	14	18	(22.2)
Call minutes (m)	950	831	14.3	297	305	(2.6)
Average price (A$ cents)	4.9	6.6	(25.8)	4.7	5.9	(20.3)

Calls to cellular networks
Revenue (A$m)	67	70	(4.3)	22	23	(4.3)
Call minutes (m)	277	271	2.2	91	92	(1.1)
Average price (A$ cents)	24.2	25.8	(6.2)	24.2	25.0	(3.2)

International calling revenue
Revenue (A$m)	43	33	30.3	13	12	8.3
Call minutes (m)	453	324	39.8	173	133	30.1
Average price (A$ cents)	9.5	10.2	(6.9)	7.5	9.0	(16.7)

Revenue from national calls decreased by $8 million (14.5%) for the nine months ended 31 March 2005 and $4 million (22.2%) for Q3 2004-05 compared to the prior corresponding periods. Call minute growth is driven by wholesale inbound growth. This change in mix, coupled with pricing pressure on inbound and outbound sales, has driven the revenue reduction.

Revenue from calls to cellular networks decreased as volume growth was offset by price decreases.

International revenue increased by $10 million (30.3%) for the nine months ended 31 March 2005 and $1 million for Q3 2004-05 compared to the prior corresponding periods due to a significant increase in call minutes. This was a consequence of growth in wholesale business with calling card providers.

Interconnection Revenue

Interconnection revenue decreased by $6 million (17.1%) for the nine months ended 31 March 2005 due to a short-term termination agreement in 2003-04 which increased 2003-04 results. The decrease of $2 million (20.0%) in Q3 2004-05 compared to the prior corresponding period is due to a reduction in business in the major corporate sector.

Data and Internet Revenue

Data and internet revenue decreased by $5 million (2.7%) for the nine months ended 31 March 2005 and $1 million (1.7%) for Q3 2004-05 compared to the prior corresponding periods. Data revenue declined as a result of the loss of a service line sold to a large outsourcing account. IP revenue decreased slightly, while the number of services increased by 30%. This revenue decline is a reflection of the aggressive pricing in the market.

AAPT has successfully developed a mid-market Voice over Internet Protocol (VoIP) solution and has successfully launched VoIP into its own new Sydney Head Office servicing 800 people. This quarter AAPT has successfully commenced billing pilot customers.

AUSTRALIAN BUSINESS

Resale Revenue

Resale revenue of $24 million for the nine months ended 31 March 2005 and $8 million for Q3 2004-05 decreased by $3 million (11.1%) and was stable relative to the prior corresponding periods. The decrease year to date is primarily due to losing a corporate account in Q1 2004-05.

Other Revenue

Other revenue increased by $4 million (8.0%) for the nine months ended 31 March 2005 and decreased by $4 million (20.0%) for Q3 2004-05 compared to the prior corresponding periods. This movement is driven primarily by the timing of project and consulting revenue.

Operating Expenses

Labour

	Nine Months ended 31 March			Quarter ended 31 March
	2005	2004	Change %	2005	2004	Change %
Labour (A$m)	38	42	(9.5)	11	13	(15.4)

Personnel numbers
Total staff at 31 March	330	329	0.3

Labour costs decreased by $4 million (9.5%) for the nine months ended 31 March 2005 and $2 million (15.4%) for Q3 2004-05 compared to the prior corresponding periods. The year to date labour expense decrease was driven by a reduction in billable project work.

Cost of sales

Cost of sales decreased by $33 million (12.6%) for the nine months ended 31 March 2005 and $17 million (20.0%) for Q3 2004-05 compared to the prior corresponding periods. Gross margin is 54.5% for the nine months ended 31 March 2005, up from 50.0% last year. Gross margin is 56.7% for Q3 2004-05, up from 50.6% compared to the prior comparative period. This has been driven by a combination of a change in sales mix (with more traffic using AAPT’s own infrastructure) and the benefit of recent supplier negotiations.

AUSTRALIAN BUSINESS

Other operating expenses

	Nine Months ended 31 March			Quarter ended 31 March
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$m	Change %
Other operating expenses
Direct costs	16	19	(15.8)	4	10	(60.0)
Bad debts	3	5	(40.0)	—	2	NM
Accomodation and travel	1	1	—	—	—	—
Advertising, promotions and communications	5	3	66.7	2	1	100.0
Other	6	8	(25.0)	2	2	—

	31	36	(13.9)	8	15	(46.7)

NM = Not a Meaningful Comparison

Other operating expenses decreased by $5 million (13.9%) for the nine months ended 31 March 2005 and $7 million (46.7%) for Q3 2004-05 compared to the prior corresponding periods.

Direct costs are driven partly by project revenue. As project revenue is down for the quarter these costs are correspondingly down.

Bad debt expense has improved by $2 million for the nine months ended 31 March 2005 and in Q3 2004-05. This is a reflection of the improved collection activity achieved this year. Advertising costs have increased on prior periods driven by increased marketing activities, a trend which will continue.

SUPPORT FUNCTIONS

Certain support business groups within Australian Operations provide services to both the Consumer and Business segments. An analysis of support function costs is provided in the table below.

Other Operating Expenses

	Nine Months ended 31 March			Quarter ended 31 March
	2005	2004	Change %	2005	2004	Change %
Labour (A$m)	83	63	31.7	28	21	33.3

Direct costs (A$m)	14	12	16.7	3	3	—
Other operating expenses (A$m)	63	57	10.5	23	19	21.1
Internal expenses (A$m)	2	3	(33.3)	1	1	—

Other operating expenses (A$m)	79	72	9.7	27	23	17.4

Segment Contribution	(162)	(135)	20.0	(55)	(44)	25.0

Personnel numbers
Total staff at 31 March	1,498	1,128	32.8

Labour

Labour costs increased by $20 million (31.7%) for the nine months ended 31 March 2005 and $7 million (33.3%) for Q3 2004-05 compared to the prior corresponding periods. This increase is primarily driven by an increase in staff numbers. The increases occurred in customer servicing areas including contact centres (274), managed services / provisioning (39), IT staff engaged in operational improvements (35), credit collection staff (12) and other minor movements.

Other operating expenses

Total other operating expenses increased by $7 million (9.7%) for the nine months ended 31 March 2005 and $4 million (17.4%) for Q3 2004-05 compared to the prior corresponding periods. The increase for the nine months ended 31 March 2005 was driven by increased debt recovery activity ($2 million) and increased consultancy spend ($3 million). The increase of $4 million for Q3 2004-05 was driven primarily by increased debt recovery activity.

Depreciation and Amortisation

	Nine Months ended 31 March			Quarter ended 31 March
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$m	Change %
Depreciation and amortization
Depreciation	105	107	(1.9)	34	37	(8.1)
Amortisation	3	3	—	1	2	(50.0)

	108	110	(1.8)	35	39	(10.3)

Depreciation and amortisation expense reduced by $2 million (1.8%) for the nine months ended 31 March 2005 and $4 million (10.3%) for Q3 2004-05 compared to the prior corresponding periods. This decrease is a result of a small reduction in the asset base.

CORPORATE AND OTHER

Corporate and Other contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT, Gen-i and Computerland goodwill. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

Corporate and Other

	Nine months ended 31 March			Quarter ended 31 March
	2005	2004	Change %	2005	2004	Change %
Revenue
Other operating revenue ($m)	7	9	(22.2)	6	7	(14.3)

Operating expenses
Labour ($m)	33	30	10.0	11	10	10.0
Computer costs ($m)	7	9	(22.2)	3	3	—
Advertising ($m)	2	3	(33.3)	—	1	NM
Other operating costs ($m)	24	27	(11.1)	8	8	—

	66	69	(4.3)	22	22	—

Depreciation and amortisation
Depreciation ($m)	8	8	—	3	2	50.0
Amortisation of goodwill ($m)	47	41	14.6	16	15	6.7

	55	49	12.2	19	17	11.8

Personnel numbers
Total staff at 31 December	254	258	(1.6)

NM = Not a Meaningful Comparison

Corporate revenue consists of dividend income of $6 million for the nine months ended 31 March 2005 compared to dividend income of $5 million and a gain on sale of an international telecommunications investment of $3 million for the nine months ended 31 March 2004.

Operating expenses decreased by $3 million (4.3%) for the nine months ended 31 March 2005 as increased labour costs have been offset by lower computer and other costs (principally consultants and insurance).

Amortisation expense has increased by $6 million (14.6%) for the nine months ended 31 March 2005 and $1 million for Q3 2004-05, primarily as a result of the commencement of amortisation of goodwill arising from the acquisitions of Gen-i and Computerland.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense of $221 million for the nine months ended 31 March 2005 decreased by $40 million (15.3%) compared to the nine months ended 31 March 2004. This reflects a reduction in net interest costs due to lower net debt levels, as operating cash flows have been utilised to reduce debt and acquire short-term investments in anticipation of future term debt maturities. Net debt reduced from $3,970 million at 31 March 2004 to $3,636 million at 31 March 2005.

TAXATION (CONSOLIDATED)

Income tax expense for the nine months ended 31 March 2005 of $306 million has increased by $2 million (0.7%) compared to the nine months ended 31 March 2004. The effective tax rate was 31.9% for the nine months ended 31 March 2005, compared to 33.7% for the nine months ended 31 March 2004. The gain on sale of the retail stores, gain on buyback of convertible notes and the gain on sale of Intelsat in the current period were not subject to tax. In the previous period, the gain on sale of Sky and the recovery from AOL|7 were not subject to tax.

The effective tax rate for the adjusted result (adjusting for abnormal items) is 33.9% for the nine months ended 31 March 2005 and 35.2% for the nine months ended 31 March 2004. The rate in the current period is lower than the rate in the prior period, due to the recognition of previously unrecognised tax losses and non-assessable income in offshore subsidiaries. The effective tax rate in both periods is impacted by the amortisation of goodwill for accounting purposes which is not deductible for tax purposes.

CAPITAL EXPENDITURE

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
NZ Wired
Growth	147	107	37.4	45	35	28.6
Upgrades and replacements	80	49	63.3	36	21	71.4
New Investment
Product development	7	11	(36.4)	2	4	(50.0)
New network capability	25	15	66.7	9	4	125.0
New IS capability	38	36	5.6	8	17	(52.9)

Total New Investment	70	62	12.9	19	25	(24.0)

Total NZ Wired	297	218	36.2	100	81	23.5
NZ Wireless	69	36	91.7	16	13	23.1
International	33	68	(51.5)	27	52	(48.1)
Australian Operations	80	70	14.3	27	35	(22.9)
Corporate and Other	19	9	111.1	11	1	NM

	498	401	24.2	181	182	(0.5)

NM =	Not a Meaningful Comparison

Total capital expenditure of $498 million for the nine months ended 31 March 2005 increased by $97 million (24.2%) compared to the nine months ended 31 March 2004 with increased expenditure in all business areas except International.

The NZ Wired investment-for-growth for the nine months ended 31 March 2005 of $147 million increased by $40 million (37.4%) over the nine months ended 31 March 2004. This increase is driven largely by increased demand for broadband services. Growth covers those capital costs directly associated with meeting demand for, and extending coverage of, existing products and services. This includes cabling new subdivisions and increasing capacity in existing areas, increasing capacity in exchanges for both voice and data products and increasing capacity on links between exchanges.

NZ Wired upgrades and replacements investment for the nine months ended 31 March 2005 of $80 million increased by $31 million (63.3%) over the nine months ended 31 March 2004. This increase is driven largely by planned increased activity, including the purchase rather than lease of Data Centre equipment. Upgrades and replacements include capital expenditure not directly associated with meeting growth or development of new capabilities. Upgrades and replacements includes changes to network cables required for other utilities, meeting interconnect and regulatory requirements, upgrading street cables, providing seismic security and fire protection systems, upgrading power plant and air-conditioning systems, provision of business infrastructure such as office equipment, motor vehicles, cellphones for staff use and Telecom’s own internal voice and data networks. Capital costs incurred by Telecom in acquiring and refreshing client networks included in managed ICT solutions are also included in this category.

NZ Wired investment in new capabilities for the nine months ended 31 March 2005 of $70 million increased by $8 million (12.9%) over the nine months ended 31 March 2004. This increase is primarily due to ongoing development and deployment of new network and IT infrastructure. New investment involves the development of new products and the deployment of new capabilities into the network (such as Voice over IP capability) or IS systems (such as a new billing capability).

NZ Wireless investment for the nine months ended 31 March 2005 of $69 million increased by $33 million (91.7%) over the nine months ended 31 March 2004. This increase is due to the rollout of enhanced mobile CDMA developments, and the build-out of the EV-DO 3G mobile network upgrade.

International investment for the nine months ended 31 March 2005 of $33 million reduced by $35 million (51.5%) over the nine months ended 31 March 2004. This reduction reflects the purchase of Southern Cross Cable capacity in November 2003 and January 2004.

Australian Operations investment for the nine months ended 31 March 2005 of $80 million increased by $10 million (14.3%) over the nine months ended 31 March 2004. Capital expenditure spending decreased in Q3 2004-05 compared to last year. Expenditure this year continues to move away from networks and focus more on increased call centre functionality and IT platform development to enable future growth and additional functionality.

For the year ended 30 June 2005, Telecom currently expects total capital expenditure of approximately $700 million. Of this amount, approximately $435 million relates to NZ Wired, $100 million to NZ Wireless, $35 million to International, $105 million to Australian Operations and $25 million to Corporate and Other.

For the year ended 30 June 2006, Telecom currently expects total capital expenditure of approximately $750 million. Of this amount, approximately $460 million relates to NZ Wired, $100 million to NZ Wireless, $15 million to International, $140 million to Australian Operations and $35 million to Corporate and Other.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 60.7% at 31 March 2005, compared to 65.0% at 31 March 2004 (net debt is defined as total debt less cash and short-term investments). The decrease reflects a reduction in net debt, as surplus operating cash flows have been applied to debt reduction or the purchase of short-term investments (which will in turn be used to retire long-term debt as this becomes due).

Net debt was $3,636 million at 31 March 2005, a reduction of $120 million from net debt at 30 June 2004 of $3,756 million. A further reduction in debt is possible given the strength of operating cash flows and as a result Telecom may, from time-to-time, repurchase some of its existing long-term debt prior to its scheduled maturity.

Cash Flows

	Nine months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Cash was provided from/(applied to):

Cash received from customers	4,075	3,958	3.0	1,276	1,301	(1.9)
Payments to suppliers and employees	(2,479)	(2,246)	10.4	(750)	(731)	2.6
Net interest paid	(193)	(251)	(23.1)	(36)	(59)	(39.0)
Tax paid	(196)	(248)	(21.0)	(95)	(124)	(23.4)
Other operating cash flows	6	5	20.0	5	3	66.7

Net operating cash flows	1,213	1,218	(0.4)	400	390	2.6

Net purchase of fixed assets	(505)	(450)	12.2	(164)	(180)	(8.9)
Net (purchase)/sale of short-term investments	(131)	(204)	(35.8)	(8)	73	(111.0)
Purchase of subsidiaries	(84)	—	NM	—	—	—
Net sale/(purchase) of long-term investments	20	152	(86.8)	22	(2)	NM

Net investing cash flows	(700)	(502)	39.4	(150)	(109)	37.6

Repayment of debt	(54)	(537)	(89.9)	(75)	(312)	(76.0)
Dividends paid	(560)	(206)	171.8	(185)	(69)	168.1
Contributed capital	26	11	136.4	10	8	25.0

Net financing cash flows	(588)	(732)	(19.7)	(250)	(373)	(33.0)

Net cash flow	(75)	(16)	368.8	—	(92)	NM

NM =	Not a Meaningful Comparison

Net cash flows from operating activities were $1,213 million for the nine months ended 31 March 2005, a decrease of $5 million (0.4%) from the prior period. This was due to increased payments to suppliers and employees partly offset by higher cash receipts from customers and lower interest and tax payments compared to the prior period. Movements in working capital, particularly an increase in accounts receivable, have adversely impacted operating cash flow in the current period.

The net cash outflow for investing activities was $700 million for the nine months ended 31 March 2005, an increase of $198 million (39.4%) from the prior period. The increased outflows mainly reflects the purchase of subsidiaries Gen-i and Computerland and increased purchases of fixed assets in the current period compared to the sale of Telecom’s investment in Sky in 2003-04. The increased cash flow was partly offset by lower outflows for the purchase of short-term investments and proceeds from the sale of Telecom’s investment in Intelsat

The net cash outflow for financing activities was $588 million for the nine months ended 31 March 2005, a decrease of $144 million (19.7%) compared to the nine months ended 31 March 2004. The decrease in financing cash outflows was due primarily to decreased repayment of debt compared to the prior period, partly offset by an increase in the dividend paid as a consequence of the revised dividend policy.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Review of the Telecommunications Act 2001

The Minister of Communications, Hon Paul Swain, announced in October 2004 that the Government is to undertake a review of the Telecommunications Act 2001. A discussion document was released by the Ministry of Economic Development in November 2004.

The primary purpose of the review is stated to be fine-tuning and, where necessary, provide clarification of processes under the Act.

The following have been identified as areas where improvements can be made:

•	speed of resolution of key terms and conditions for supply of regulated services, including monitoring and enforcement issues

•	certainty and speed of processes for adding or altering regulated services

•	clarifying aspects of the TSO process

•	addressing a number of other implementation issues such as clarifying definitions, interpretations and information disclosure requirements that support World Trade Organisation commitments.

The implementation review is expected to identify both potential legislative and non-legislative initiatives that could improve achievement of the Act’s objectives, including the promotion of competition for the long-term benefit of end-users of telecommunications services.

The industry has now had the opportunity to submit and cross-submit on the various proposals. The Ministry is now considering the submissions before making recommendations to the Minister.

Mobile Termination Rates

The Commerce Commission is undertaking an investigation under the Telecommunications Act 2001 into whether termination rates for fixed line calls to mobile phones should be regulated in New Zealand.

The Commission commenced the investigation in May 2004 after considering complaints that a potential lack of competition in the wholesale market for terminating mobile calls may be resulting in unreasonably high charges for fixed-to-mobile calls.

The Commission issued a Draft Report in October 2004 in which it recommended regulating the mobile termination price for voice calls on existing mobile networks.

The Commission excluded 3G networks from the draft recommendation citing the potentially damaging effects of delayed or reduced investment. However, it is not yet clear what the Commission intends to be covered by the 3G exclusion.

A public hearing was held in late February and the Commission is now preparing its final report to the Minister. As was the case with the Local Loop Unbundling inquiry, the Minister will have the option to accept the recommendation, reject it, or send the report back to the Commission for further work to be done.

Final Pricing Principles – Wholesaling and Interconnection

The Commerce Commission is currently working through the final pricing principles for residential and business Wholesale and Interconnection.

The interconnection price is the charge payable by one carrier to the other for handling various calls between the two networks. This includes the local end of toll calls, toll free calls and fixed to mobile calls. A draft report in relation to interconnection has been released, identifying the draft Total Service Long Run Incremental Cost (TSLRIC) price of 1.00 cents per minute (cpm) compared to the initial benchmarked price of 1.13cpm. The term of the determination is 1 June 2002 to the date of the final price review determination. It is proposed that Telecom and TelstraClear must repay any overpayments made during the relevant term (the difference between the TSLRIC and benchmarked price) within 30 days of the date of the final determination.

In relation to business and residential wholesale, an issues paper on avoided costs saved has been released and commented upon. The Commission is yet to advise as to further progression of this final price review, but it is expected that substantive progress will be made during 2005.

Calculating Telecommunication Service Obligations Losses

In April 2005 the Commerce Commission released its final determination on the calculation of Telecom’s net cost of complying with the telecommunication service obligations (TSO) for the period 1 July 2002 to 30 June 2003. The Commission assessed the net cost at $56.8 million, a decline of $8.9 million on the annualised inaugural figure.

The cost has been apportioned on the basis of net revenue between Telecom (72.8%), TelstraClear Limited (5.3%), Vodafone New Zealand Limited (21.2%), and minor carriers (0.7% collectively). The parties are also required to pay Telecom for the loss of use of the amounts owing back to 1 July 2002.

Unbundled Bitstream Service (UBS)

In October 2004 Telecom released, as a result of the local loop unbundling investigation, the first UBS product. In March 2005 Telecom launched additional 1 Mbits and 2 Mbits residential UBS services, with high speed business services in the pipeline.

In December 2004, TelstraClear however applied to the Commerce Commission for a determination on UBS. The Commission has recently issued a draft determination on the issue. The draft determination confirms Telecom is not obliged to deliver a highly customised service to TelstraClear. The pricing construct proposed by the Commission and its implications are not clear. Further submissions on the draft will be made before an actual determination is made. In the interim the parties are endeavouring to reach a commercial resolution.

Unbundled Partial Circuits (UPC)

In early October 2004 the Commission issued a press release indicating that it accepted that Telecom was complying with the undertakings made to the Commission in respect of the pricing of UPC. Consequently the Commission has concluded that there is currently no reason to investigate whether further unbundling of Telecom’s data networks is required.

Number Portability

In December 2004 the Commerce Commission released a draft determination on the cost allocation principles for Number Portability, indicating:

•	Industry common set-up costs of local and cellular number portability should be allocated amongst all providers of local and/or cellular telephone services respectively in line with market share, measured by subscriber numbers

•	Operator specific costs should be borne by each operator

•	Per-line set up costs should be recoverable by a donor network operator from a recipient network operator

•	Additional call conveyance costs will be borne by the operator, with no charges for call carriage.

Parties have submitted and cross-submitted on the draft determination.

In December 2004 Vodafone, TelstraClear and Telecom applied to the Commerce Commission for a determination on the functions and standards required for Number Portability. This determination essentially provides a mechanism for the Commerce Commission to approve the codes developed by the Telecommunications Carriers Forum, making the codes legally enforceable. A draft determination on functions and standards is expected shortly.

The Commission has issued an Order stating that the cost allocation and functions and standards applications will be merged.

Telecom Proceedings Issued

In October 2004 Telecom issued proceedings in the High Court asking for the meaning of some provisions of the Telecommunications Act to be clarified, in order to guide future determinations by the Commerce Commission and also to clarify whether the Commission could backdate final price review determination. In April 2005 the High Court issued its judgment. The Court declined to make the declarations relating to pricing reviews applied for by Telecom.

Further declaratory proceedings are pending in the High Court. An application to strike out those proceedings has been made and is due to be heard in August 2005.

Commerce Act Investigations

In December 2004, the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anticompetitive. If the Commission determines that Telecom has been acting anti-competitively it could issue proceedings seeking a declaration as to Telecom’s anticompetitive behaviour, a pecuniary penalty, an injunction restraining Telecom from engaging further in the conduct, and costs. It is unclear when the Commission’s investigation will be completed.

Also in December 2004, the Commission advised Telecom that it had commenced a formal investigation under sections 27 and 36 of the Commerce Act into Telecom’s Health Express products. The Commission alleged that Telecom has used its market power to eliminate a competitor from the market. In April 2005 the Commission advised Telecom that this investigation has been closed.

Private Office Networking Application

In November 2004, TelstraClear applied to the Commission for a determination on six of Telecom’s business retail services, including Private Office Networking (PON). The Commission decided to investigate PON and four of the other services.

Initial submissions were delayed until March 2005, at TelstraClear’s request. Cross submissions were made in April 2005. A draft determination is expected around mid-2005.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (SCCN). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and MCI (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 31 March 2005, Telecom held Southern Cross capacity with a book value of approximately $356 million.

Telecom has provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of $93 million (including accrued interest). Telecom has also provided contingent credit support of up to US$46.3 million in favour of SCCN’s senior bank syndicate. Telecom earns support fees, payable by SCCN, commensurate with its level of contingent credit support. As discussed in the introductory section, Telecom has recognised these fees for the first time due to Southern Cross’ improved financial position.

Southern Cross has recently been successful in securing additional capacity sales totalling US$176 million. The receipts from these sales are expected to result in the extinguishment of the debt against which Telecom has provided contingent support.

As at 31 March 2005, SCCN was capitalised via US$30 million of shareholders’ equity and had US$120 million of shareholder advances and US$83 million of senior bank debt. SCCN also held cash reserves of approximately US$15 million. SCCN expects to collect up to US$196 million from scheduled receipts against previously committed capacity sales (including the recent additional sales).

Sale of Shareholding in Independent Newspapers Limited (INL)

In April 2005, Telecom reached a conditional agreement to sell its entire shareholding in INL to Nationwide News Pty Limited, an affiliate of News Corporation (News). That shareholding represents approximately 12% of INL’s ordinary shares.

Telecom expects to receive approximately $272 million for its shareholding (representing $6.19 per INL share based on i) the volume weighted average price of Sky shares traded on the New Zealand Stock Exchange in the 20 trading days ending 21 April 2005 multiplied by 0.836 (reflecting the ratio of INL-owned Sky shares to INL shares) and ii) the anticipated amount of INL’s cash reserves as at the effective date of the proposed INL and Sky Scheme of Arrangement), corresponding to a gain on sale of approximately $86 million.

The agreement is subject to a number of conditions including INL shareholders approving the increase of News’ interest in INL and each of the High Court and INL and Sky shareholders approving the Scheme of Arrangement to merge INL and Sky. The timing of the recognition of this transaction in Telecom’s financial statements will be determined once these conditions have been satisfied.

International Financial Reporting Standards (IFRS)

Telecom will change its accounting policies to comply with NZ IFRS from 1 July 2005. As prescribed by these new standards, the current year’s financial results will be restated to show the effect these new policies would have on the reported results. These restated results will be included in the 2005 Annual Report. As noted in Telecom’s 2004 Annual Report the main areas that will impact Telecom’s accounting policies are:

Financial instruments

All derivative financial instruments will be measured at their fair value and brought on to the balance sheet. Telecom has reviewed its use of derivatives to ensure that hedge accounting can be applied. Due to this the impact on earnings should be minimal. Some limited potential for ongoing volatility in earnings is inevitable.

Goodwill amortisation

Goodwill amortisation will be reversed for the year ending 30 June 2005 and no further amortisation will occur. Instead a periodic review of the carrying value will be undertaken to determine if a write down is required. For the nine months to 31 March 2005, Telecom has recorded goodwill amortisation of approximately $50 million, which will be reversed under NZ IFRS.

Deferred taxation

The ‘balance sheet’ approach to measuring deferred taxation will result in a change in the deferred tax liability. The ongoing movement on this liability is unlikely to be significantly different to the movement under NZ GAAP and as such, should not impact profit significantly.

Fair value of share options

Telecom is changing the way it measures the fair value of share based payments to comply with the recommended method of both the International and US standard setters. This will initially result in a small increase in labour costs, as options that were not previously expensed are recognised, but will have little impact on an ongoing basis.

Revenue recognition

The presentation of certain lines of revenue will change. Some miscellaneous revenue items that were previously reported gross will be netted against expenses under IFRS. This will not have an impact on earnings on an annual basis.

Presentational differences

There will be certain presentational changes, including reclassification of assets and the income statement headings. These changes do not impact the reported results.

Government grants

Government grants will not be recognised as income. Instead the grant received will be netted off against the cost of the asset it was granted to purchase. This will lead to a lower fixed asset value and a lower depreciation charge.

The above guidance is based on the current status of Telecom’s IFRS conversion project. This project (including external audit of the restatement process) is in the process of finalisation. It is possible that further adjustments will arise as a result of finalising this project.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

EV-DO (Evolution Data Optimised) - A 3G mobile technology that delivers maximum theoretical data speeds of 2.4 Mbit/s, with speeds typically averaging 500 kbits/s in practice.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) - The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO - The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

VoIP (Voice over Internet Protocol) - The delivery of voice information using IP. Voice information is sent in digital form in discrete packets, rather than in the circuit committed protocols of the PSTN.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

OVERVIEW OF GROUP RESULTS

	Nine months ended 31 March				Variation 2005:2004
(in NZ$ millions, except percentages)	2005	%	2004	%	$	%
Operating Revenues

Local Services	828	19.4	842	20.9	(14)	(1.7)
Calling
National	747	17.5	800	19.8	(53)	(6.6)
International	253	5.9	273	6.8	(20)	(7.3)
Other	19	0.4	30	0.7	(11)	(36.7)

	1,019	23.9	1,103	27.3	(84)	(7.6)

Interconnection	152	3.6	146	3.6	6	4.1
Cellular and other mobile	629	14.8	609	15.1	20	3.3
Data, internet and solutions
Data	572	13.4	530	13.1	42	7.9
Internet	167	3.9	171	4.2	(4)	(2.3)
Solutions	218	5.1	35	0.9	183	522.9

	957	22.5	736	18.2	221	30.0

Other operating revenues
Resale	252	5.9	231	5.7	21	9.1
Directories	188	4.4	182	4.5	6	3.3
Equipment	52	1.2	54	1.3	(2)	(3.7)
Miscellaneous other	109	2.6	102	2.5	7	6.9
Dividend from investments	6	0.1	5	0.1	1	20.0

	607	14.2	574	14.2	33	5.7

Total operating revenues	4,192	98.4	4,010	99.3	182	4.5

Abnormal revenue	68	1.6	28	0.7	40	142.9

Total revenue	4,260	100.0	4,038	100.0	222	5.5

Operating expenses
Labour	545	12.8	436	10.8	109	25.0
Cost of Sales	1,232	28.9	1,125	27.9	107	9.5
Other operating expenses	704	16.5	708	17.5	(4)	(0.6)

Total operating expenses	2,481	58.2	2,269	56.2	212	9.3

Abnormal expenses	31	0.7	(12)	(0.3)	43	(358.3)

Total expenses	2,512	59.0	2,257	55.9	255	11.3

EBITDA*	1,748	41.0	1,781	44.1	(33)	(1.9)

Depreciation and amortisation	569	13.4	617	15.3	(48)	(7.8)

Earnings from operations	1,179	27.7	1,164	28.8	15	1.3

Net Interest expense	(221)	(5.2)	(261)	(6.5)	40	(15.3)

Earnings before income tax	958	22.5	903	22.4	55	6.1

Income tax expense	(306)	(7.2)	(304)	(7.5)	(2)	0.7

Net earnings after income tax	652	15.3	599	14.8	53	8.8
Minority interest in profits of subsidiaries	(2)	(0.0)	(2)	(0.0)	—	—

Net earnings	650	15.3	597	14.8	53	8.9

*	Earnings before Interest, Taxation, Depreciation and Amortisation

SUPPLEMENTARY SEGMENTAL INFORMATION

NZ Operations

The following supplementary segmental table summarises the performances of the Wired, Wireless and International segments comprising New Zealand Operations. As these segments are fully integrated within New Zealand Operations this does not therefore attempt to present the Wired, Wireless and International businesses as stand-alone entities.

	Nine months ended 31 March 2005
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	2,462	590	102	—	3,154
Internal Revenue	6	—	154	(104)	56

	2,468	590	256	(104)	3,210

External expenses
Labour	(324)	(29)	(19)	—	(372)
Cost of sales	(279)	(276)	(116)	—	(671)
Other operating expenses	(385)	(94)	(21)	—	(500)
Depreciation	(278)	(64)	(48)	—	(390)
Amortisation	—	(7)	—	—	(7)
Internal expenses	(102)	—	(18)	104	(16)

	(1,368)	(470)	(222)	104	(1,956)

Earnings from operations	1,100	120	34	—	1,254

	Nine months ended 31 March 2004
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	2,273	509	120	—	2,902
Internal revenue	20	3	159	(135)	47

	2,293	512	279	(135)	2,949

External expenses
Labour	(233)	(28)	(16)	—	(277)
Cost of sales	(175)	(195)	(125)	—	(495)
Other operating expenses	(368)	(89)	(22)	—	(479)
Depreciation	(283)	(103)	(51)	—	(437)
Amortisation	—	(7)	—	—	(7)
Internal expenses	(117)	—	(37)	135	(19)

	(1,176)	(422)	(251)	135	(1,714)

Earnings from operations	1,117	90	28	—	1,235

	Quarter ended 31 March 2005
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	841	203	31	—	1,075
Internal Revenue	2	—	50	(33)	19

	843	203	81	(33)	1,094

External expenses
Labour	(104)	(10)	(7)	—	(121)
Cost of sales	(96)	(97)	(38)	—	(231)
Other operating expenses	(123)	(30)	(6)	—	(159)
Depreciation	(96)	(14)	(16)	—	(126)
Amortisation	—	(3)	—	—	(3)
Internal expenses	(32)	—	(5)	33	(4)

	(451)	(154)	(72)	33	(644)

Earnings from operations	392	49	9	—	450

	Quarter ended 31 March 2004
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	779	176	42	—	997
Internal revenue	7	1	55	(46)	17

	786	177	97	(46)	1,014

External expenses
Labour	(76)	(10)	(5)	—	(91)
Cost of sales	(57)	(68)	(43)	—	(168)
Other operating expenses	(114)	(28)	(7)	—	(149)
Depreciation	(94)	(32)	(17)	—	(143)
Amortisation	—	(3)	—	—	(3)
Internal expenses	(43)	—	(13)	46	(10)

	(384)	(141)	(85)	46	(564)

Earnings from operations	402	36	12	—	450

Wired

Wired earnings from operations decreased by $17 million for the nine months ended 31 March 2005 and $10 million for Q3 2004-05 compared with the corresponding periods in the prior year.

Wired external revenues increased by $189 million (8.3%) for the nine months ended 31 March 2005 and $62 million (8.0%) for Q3 2004-05 compared with the corresponding periods in the prior year. Included in this revenue growth was revenue from the acquisitions of Gen-i (effective from 1 July 2004) and Computerland (effective from 1 September 2004) of $167 million for the nine months ended 31 March 2005 and $52 million for Q3 2004-05 respectively. Excluding Gen-i and Computerland, Wired revenue grew $22 million for the nine months ended 31 March 2005 and $10 million for Q3 2004-05, with growth in data, interconnection and other revenue partly offset by declining calling revenues.

Total expenses increased by $192 million (16.3%) for the nine months ended 31 March 2005 and $67 million for Q3 2004-05 compared with the corresponding periods in the prior year, largely due to costs associated with the Gen-i and Computerland acquisitions, cost of sales associated with increased Jetstream connections, increases in labour and miscellaneous other operating costs, partly offset by lower depreciation costs.

Wireless

Wireless earnings from operations increased by $30 million for the nine months ended 31 March 2005 and $13 million for Q3 2004-05 compared with the corresponding periods in the prior year.

Wireless external revenues increased by $81 million (15.9%) for the nine months ended 31 March 2005 and $27 million (15.3%) for Q3 2004-05 compared with the corresponding periods in the prior year due to strong growth in data revenues through higher data volumes, voice revenues resulting from a higher connection base, higher handset sales and higher interconnection revenues from increased data volumes.

Total expenses increased by $48 million (11.4%) for the nine months ended 31 March 2005 and $13 million (9.2%) for Q3 2004-05 compared with the corresponding periods in the prior year, largely due to higher cost of sales, interconnect costs associated with increased data volumes and higher handset sales. These were partly offset by a lower depreciation cost due to the impairment taken on the TDMA network in Q4 2003-04.

International

International earnings from operations increased by $6 million for the nine months ended 31 March 2005 and decreased $3 million for Q3 2004-05 compared with the corresponding periods in the prior year.

International revenues decreased by $23 million (8.2%) for the nine months ended 31 March 2005 and $16 million (16.5%) for Q3 2004-05 compared with the corresponding periods in the prior year. Inwards calling revenue declined due to lower average prices and the net external margin from transit traffic fell due to lower average prices, reflecting the stronger New Zealand dollar and the impact of competition. For Q3 2004-05, stronger transit volume growth more than offset the impact of lower average prices.

Total expenses decreased by $29 million (11.6%) for the nine months ended 31 March 2005 and $13 million (15.3%) for Q3 2004-05 compared with the corresponding periods in the prior year. The current year decline is due to reduced cost of sales mirroring declining inward calling revenues and reduced interconnect costs, lower depreciation costs resulting from a reduction in accelerated depreciation on international cables, and lower internal expenses resulting from a rationalisation of internal trading arrangements (which is offset by lower internal revenue in Wired and Wireless).

Australian Consumer segment results in New Zealand dollars

	Nine Months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues
Calling	171	179	(4.5)	54	58	(6.9)
Cellular and other mobile	85	129	(34.1)	24	36	(33.3)
Data and internet	15	10	50.0	6	4	50.0
Resale	226	201	12.4	77	69	11.6
Other operating revenue	1	—	NM	1	—	NM

	498	519	(4.0)	162	167	(3.0)

Operating expenses
Labour	9	9	—	3	3	—
Cost of sales	312	333	(6.3)	99	105	(5.7)
Other operating expenses	55	67	(17.9)	17	20	(15.0)
Internal expenses	6	8	(25.0)	1	3	(66.7)

	382	417	(8.4)	120	131	(8.4)

Segment Contribution	116	102	13.7	42	36	16.7

NM = Not a Meaningful Comparison

Australian Business segment results in New Zealand dollars

	Nine Months ended 31 March			Quarter ended 31 March
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues
Local service	30	36	(16.7)	9	11	(18.2)
Calling	171	179	(4.5)	54	60	(10.0)
Cellular and other mobile	20	26	(23.1)	6	8	(25.0)
Interconnection	31	40	(22.5)	9	12	(25.0)
Data and internet	197	211	(6.6)	64	68	(5.9)
Resale	26	31	(16.1)	8	10	(20.0)
Other operating revenue	58	57	1.8	17	23	(26.1)
Internal revenue	14	15	(6.7)	4	3	33.3

	547	595	(8.1)	171	195	(12.3)

Operating expenses
Labour	41	48	(14.6)	12	15	(20.0)
Cost of sales	249	297	(16.2)	74	96	(22.9)
Other operating expenses	34	39	(12.8)	9	14	(35.7)
Internal expenses	46	35	31.4	16	9	77.8

	370	419	(11.7)	111	134	(17.2)
Segment Contribution	177	176	0.6	60	61	(1.6)

PRELIMINARY NINE MONTHS REPORT ANNOUNCEMENT

TELECOM CORPORATION OF NEW ZEALAND LIMITED

For the nine months ended 31 March 2005

(referred to in this report as the “nine months”)

Preliminary nine months report on consolidated results (including the results for the previous corresponding nine months) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note [X] attached] and is based on unaudited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

			*Consolidated Statement Financial Performance
			Current NINE MONTHS $NZ’000	*Up/Down %	Previous corresponding NINE MONTHS $NZ’000
1	CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

1.1	OPERATING REVENUE
	(a)	Trading Revenue	4,192,000	4.6%	4,008,000
	(b)	Other Revenue	68,000	142.9%	28,000
	(c)	Total Operating Revenue	4,260,000	5.6%	4,036,000
1.2	OPERATING *SURPLUS BEFORE TAXATION		958,000	6.1%	903,000
	(a)	Less taxation on operating result	(306,000)	0.7%	(304,000)
1.3	OPERATING *SURPLUS AFTER TAX		652,000	8.8%	599,000
	(a)	Extraordinary Items after Tax [detail in Item 3]	—		—
	(b)	Unrealised net change in value of investment properties	—		—
1.4	NET *SURPLUS FOR THE PERIOD		652,000	8.8%	599,000
	(a)	Net *Surplus attributable to minority interests	(2,000)		(2,000)
1.5	NET SURPLUS ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER		650,000	8.9%	597,000

				*Consolidated Statement of Financial Performance
				Current NINE MONTHS $NZ’000	Previous corresponding NINE MONTHS $NZ’000
2	DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ NINE MONTHS

2.1	INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
	(a)	Interest revenue included in Item 1.2		24,000	15,000
	(b)	# Unusual items for separate disclosure (gain/loss) (detail - Item 3)		37,000	40,000
	(c)	Equity earnings (gain/loss) (detail - Item 16)		—	—
	(d)	Interest expense included in Item 1.2 (include all forms of interest, etc)		(245,000)	(276,000)
	(e)	Leasing and renting expenses		39,000	38,000
	(f)	Depreciation		514,000	566,000
	(g)	Diminuton in the value of assets (other than depreciation)		—	—
	(h)	Amortisation of goodwill		52,000	50,000
	(i)	Amortisation of other intangible assets		3,000	1,000
	(j)	Impairment of goodwill		—	—
	(k)	Impairment of other intangible assets		—	—

* Delete as required	May 2004	Page 1 of 8

			Consolidated Statement of Financial Performance
			Current NINE MONTHS $NZ’000	Previous corresponding NINE MONTHS $NZ’000
2.2	SUPPLEMENTARY ITEMS
	(a)	# Interest costs excluded from Item 2.1(d) and capitalised	(6,000)	(5,000)
	(b)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	—	—
	(c)	Unrecognised differences between the carrying value and market value of publicly traded investments	77,000	27,000
# Items marked in this way need to be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

3	DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP

			Group - Current Half Year
		DETAILS AND COMMENTS	Operating Revenue $NZ’000	Operating Surplus $NZ’000
		Discontinued Activities:

		(Disclose Operating Revenue and Operating Surplus)

		TOTAL DISCONTINUED ACTIVITIES

		Material Unusual (including Non Recurring) Items (included in 1.2)

		Description:
		Gain on sale of Telecom retail stores	10,000	10,000
		Gain on repurchase of convertible notes	9,000	9,000
		Gain on sale of Intelsat	8,000	8,000
		Recognition of Southern Cross support fees	41,000	41,000
		AAPT abnormal expenses	—	(31,000)

		TOTAL MATERIAL NON RECURRING ITEMS	68,000	37,000

		Extraordinary Items (Ref. Item 1.3(a))

		Description:

		TOTAL EXTRAORDINARY ITEMS

			Statement of Movements In Equity
			Current NINE MONTHS $NZ’000	Previous corresponding NINE MONTHS $NZ’000
4	STATEMENT OF MOVEMENTS IN EQUITY
4.1	*NET SURPLUS ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER		650,000	597,000
	(a)	*Net Surplus attributable to minority interest	2,000	2,000
4.2	OTHER RECOGNISED REVENUE AND EXPENSES
	(a)	*Increases (decreases) in revaluation reserves	—	—
	(b)	Currency Translation Differences	(53,000)	(52,000)
	(c)	Minority interest in other recognised revenue and expenses	—	—
4.3	TOTAL RECOGNISED REVENUES AND EXPENSES		599,000	547,000
4.4	OTHER MOVEMENTS
	(a)	Contributions by Owners	96,000	136,000
	(b)	Distributions to Owners	(551,000)	(291,000)
	(c)	Other	3,000	1,000
4.5	EQUITY AT BEGINNING OF NINE MONTHS*		2,208,000	1,767,000
4.6	EQUITY AT END OF NINE MONTHS		2,355,000	2,160,000

* Delete as required	May 2004	Page 2 of 8

Earnings Per Security
			Current NINE MONTHS $NZ		Previous corresponding NINE MONTHS $NZ
5	EARNINGS PER SECURITY
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share
	(a)	Basic EPS		0.334	0.311
	(b)	Diluted EPS (if materially different from (a))		N/A	N/A

6	MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII) attached):
	(a)	Name of subsidiary or group of subsidiaries
	(b)	Percentage of ownership acquired
	(c)	Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

	(d)	Date from which such contribution has been calculated
$

7	MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)
	(a)	Name of subsidiary or group of subsidiaries
	(b)	Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

	(c)	Date from which such contribution has been calculated
	(d)	Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the NINE MONTHS
	(e)	Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale
		of subsidiary	$

8	REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS - Refer Annexure 1

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/full year report:

SEGMENTS

Industry

	–	Operating revenue:
* Sales to customers outside the group
* Intersegment sales
* Unallocated revenue
	–	Total revenue [consolidated total equal to Item 1.1(c) above]
	–	Segment result
	–	Unallocated expenses
	–	Operating surplus (Deficit) after tax (Item 1.3)
	–	Segment assets
	–	Unallocated assets
	–	Total assets (Equal to Item 9.3)

Geographical

	–	Operating revenue:
* Sales to customers outside the group
* Intersegment sales
* Unallocated revenue
	–	Total revenue [consolidated total equal to Item 1.1(c) above]
	–	Segment result
	–	Unallocated expenses
	–	Operating surplus (Deficit) after tax (Item 1.3)
	–	Segment assets
	–	Unallocated assets
	–	Total assets (Equal to Item 9.3)

* Delete as required	May 2004	Page 3 of 8

			Consolidated Statement of Financial Position
			At end of current NINE MONTHS $NZ’000	As shown in last Annual Report $NZ’000	At end of previous NINE MONTHS $NZ’000
(Note (VIII) attached has particular relevance for the preparation
9	CURRENT ASSETS:
	(a)	Cash	163,000	238,000	104,000
	(b)	Trade receivables	642,000	564,000	551,000
	(c)	Investments	382,000	247,000	271,000
	(d)	Inventories	78,000	50,000	60,000
	(e)	Other assets, current	452,000	407,000	415,000
		TOTAL CURRENT ASSETS	1,717,000	1,506,000	1,401,000
9.1	NON-CURRENT ASSETS
	(a)	Trade receivables	—	—	—
	(b)	Investments	738,000	767,000	787,000
	(c)	Inventories	—	—	—
	(d)	Property, plant and equipment	4,292,000	4,312,000	4,464,000
	(e)	Goodwill	891,000	875,000	934,000
	(f)	Deferred Taxation Assets		—	—
	(g)	Other Intangible Assets	37,000	40,000	41,000
	(h)	Other assets, non current	—	—	—
9.2	TOTAL NON-CURRENT ASSETS		5,958,000	5,994,000	6,226,000
9.3		TOTAL ASSETS	7,675,000	7,500,000	7,627,000
9.4	CURRENT LIABILITIES
	(a)	Trade Creditors	699,000	620,000	703,000
	(b)	Income in advance, current	—	—	—
	(c)	Secured loans	—	—	—
	(d)	Unsecured loans	1,537,000	803,000	135,000
	(e)	Provisions, current		—	—
	(f)	Other liabilities, current	329,000	311,000	276,000
		TOTAL CURRENT LIABILITIES	2,565,000	1,734,000	1,114,000
9.5	NON-CURRENT LIABILITIES
	(a)	Accounts payable, non-current	—	—	—
	(b)	Secured loans	—	—	—
	(c)	Unsecured loans	2,644,000	3,438,000	4,210,000
	(d)	Provisions, non-current	—	—	—
	(e)	Deferred Taxation Liability, non-current	111,000	120,000	143,000
	(f)	Other liabilities, non-current	—	—	—
9.6	TOTAL NON-CURRENT LIABILITIES		2,755,000	3,558,000	4,353,000
9.7		TOTAL LIABILITIES	5,320,000	5,292,000	5,467,000
9.8		NET ASSETS	2,355,000	2,208,000	2,160,000
9.9	SHAREHOLDERS’ EQUITY
	(a)	Share capital (optional)	1,967,000	1,871,000	1,844,000
	(b)	Reserves (optional) (i) Revaluation reserve	—	—	—
		(ii) Other reserves	(341,000)	(288,000)	(295,000)
	(c)	Deferred compensation	5,000	2,000	2,000
	(d)	Retained Surplus	717,000	620,000	607,000
9.10	SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER		2,348,000	2,205,000	2,158,000
	(a)	Minority equity interests in subsidiaries	7,000	3,000	2,000
9.1	TOTAL SHAREHOLDERS’ EQUITY		2,355,000	2,208,000	2,160,000
	(a)	Returns on Assets (%) (EBIT divided by Total Assets)*	20.5%	19.0%	20.3%
	(b)	Return on Equity (%) (Net Income divided by Shareholders’ Equity)*	36.9%	34.2%	36.9%
	(c)	Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders’ Equity)	225.9%	239.7%	253.1%

*	Ratios for the nine month periods have been annualised

* Delete as required	May 2004	Page 4 of 8

			Consolidated Statement NINE MONTHS
			Current NINE MONTHS $NZ’000	Corresponding NINE MONTHS $NZ’000
	(See Note (IX) attached)
10	CASH FLOWS RELATING TO OPERATING ACTIVITIES
	(a)	Receipts from customers	4,075,000	3,958,000
	(b)	Interest received	21,000	12,000
	(c)	Dividends received	6,000	5,000
	(d)	Payments to suppliers and employees	(2,479,000)	(2,246,000)
	(e)	Interest paid	(214,000)	(263,000)
	(f)	Income taxes paid	(196,000)	(248,000)
	(g)	Other cash flows relating to operating activities	—	—
		NET OPERATING FLOWS	1,213,000	1,218,000

	(See Note (IX) attached)
11	CASH FLOWS RELATING TO INVESTING ACTIVITIES
	(a)	Cash proceeds from sale of property, plant and equipment	14,000	4,000
	(b)	Cash proceeds from sale of equity investments	23,000	157,000
	(c)	Loans repaid by other entities	—	—
	(d)	Cash paid for purchases of property, plant and equipment	(513,000)	(449,000)
	(e)	Interest paid - capitalised	(6,000)	(5,000)
	(f)	Cash paid for purchases of equity investments	(3,000)	(5,000)
	(g)	Loans to other entities	—	—
	(h)	Other cash flows relating to investing activities	(215,000)	(204,000)
		NET INVESTING CASH FLOWS	(700,000)	(502,000)

	(See Note (IX) attached )
12	CASH FLOWS RELATED TO FINANCING ACTIVITIES
	(a)	Cash proceeds from issue of shares, options, etc.	26,000	11,000
	(b)	Borrowings	—	—
	(c)	Repayment of borrowings	(54,000)	(537,000)
	(d)	Dividends paid	(560,000)	(206,000)
	(e)	Other cash flows relating to financing activities	—	—
		NET FINANCING CASH FLOWS	(588,000)	(732,000)

	(See Note (IX) attached )
13	NET INCREASE (DECREASE IN CASH HELD)		(75,000)	(16,000)
	(a)	Cash at beginning of NINE MONTHS	238,000	120,000
	(b)	Exchange rate adjustments to Item 12.3(a) above	—	—
	(c)	Cash at end of NINE MONTHS	163,000	104,000

14	NON-CASH FINANCING AND INVESTING ACTIVITIES

	Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows:

	_________________________________________________________________

	_________________________________________________________________

	_________________________________________________________________

	_________________________________________________________________

			Current NINE MONTHS NZ$’000	Previous Corresponding NINE MONTHS NZ$’000
15	RECONCILIATION OF CASH
	For the purposes of the above Statement of cash flows, cash includes:

	___________________________________________________________________

	___________________________________________________________________

	NINE MONTHS as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:
	Cash on hand and at bank		163,000	104,000
	Deposits at call		—	—
	Bank overdraft		—	—
	Other (provide details eg Term Deposits		—	—
		NINE MONTHS (Item 13(c) above)	163,000	104,000

* Delete as required	May 2004	Page 5 of 8

16	EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group’s share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

Equity Earnings
					Current NINE MONTHS $NZ’000	Previous corresponding NINE MONTHS $NZ’000
16.1	GROUP SHARE OF RESULTS OF ASSOCIATES
	(a)	OPERATING *SURPLUS (DEFICIT) BEFORE TAX			—	—
	(b)	Less tax			—	—
	(c)	OPERATING *SURPLUS (DEFICIT) AFTER TAX			—	—
		(i) Extraordinary items			—	—
	(d)	NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX			—	—

16.2	MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

	(a)	The group has a material (from group’s viewpoint) interest in the following corporations:

		Name	Percentage of ordinary shares held at end of NINE MONTHS		Contribution to net *surplus (deficit) (Item 1.5)
			Current NINE MONTHS	Previous Corresponding NINE MONTHS	Current NINE MONTHS NZ$’000	Previous Corresponding NINE MONTHS NZ$’000
		Equity Accounted Associates			Equity Accounted in current year
		Pacific Carriage Holdings Limited	50%	50%	—	—
		Southern Cross Cables Holdings Limited	50%	50%	—	—
		Aurora Energy AAPT Pty Limited	33%	33%	—	—

		Other Material Interests			Not Equity Accounted in current year

	(b)	Investments in Associates

					Current NINE MONTHS $NZ’000	Previous Corresponding NINE MONTHS $NZ’000

		Carrying value of investments in associates beginning of period			—	—

Share of changes in associates’ post acquisition surpluses/and reserves:

		- Retained surplus			—	—

		- Reserves			—	—

		Net goodwill amortisation and impairment adjustments in the period			—	—

		Less Dividends received in the period			—	—

		NINE MONTHS			—	—

* Delete as required	May 2004	Page 6 of 8

17	NINE MONTHS

Category of Securities	Number Issued	Quoted	Number Cents	Paid-Up Value (If not fully paid)
PREFERENCE SHARES:
# (Description) “Kiwi Share”	1
issued during current nine months

	1

ORDINARY SHARES:
Opening balance	1,936,947,744
issued during current nine months	17,183,898

	1,954,131,642

CONVERTIBLE NOTES
Opening balance	$300 million
repurchased during current nine months	$300 million

Closing balance	—

OPTIONS:	Issued	Quoted	Weighted average Exercise Price	Expiry Date
issued during current nine months	5,269,924		5.217	Jun 07 - Mar 11

DEBENTURES - Totals only:	$362 million	$
UNSECURED NOTES - Totals only:	$327 million	$
OTHER SECURITIES		$	$

#	Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18	COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a)	Material factors affecting the revenues and expenses of the group for the current full year

Refer Management Commentary

(b)	Significant trends or events since end of current full year

Refer Management Commentary

(c)	Changes in accounting policies since last Annual Report and/or last Half Yearly to be disclosed

Nil

(d)	Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer’s financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

Refer to the Statement of Accounting Policies in the 2004 Annual Report

(e)	Management’s discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty

Refer Management Commentary

(f)	Other comments

Refer Management Commentary

* Delete as required	May 2004	Page 7 of 8

19	DIVIDEND

(a)	Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share)

9.36%

(b)	Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)

6.27%

20	ANNUAL MEETING (if full year report)

(a)	To be held at

(b)	Date Time:

(c)	Approximate date of availability of Annual Report

NINE MONTHS report was approved by resolution of the Board of Directors, please indicate date of meeting: 5 May 2005

6 May 2005
(signed by) Authorised Officer of Listed Issuer	(date)

* Delete as required	May 2004	Page 8 of 8

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the nine months ended 31 March 2005

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	3,084	1,025	83	68	4,260
Internal revenue	—	—	—	—	—

Total revenue	3,084	1,025	83	68	4,260

Earnings before interest and tax	1,123	2	64	(10)	1,179

Total assets	5,986	1,028	1,333	(672)	7,675

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Australian Support Costs NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	2,462	590	102	498	533	—	7	68	4,260
Internal revenue	6	—	154	—	14	—	—	(174)	—

Total revenue	2,468	590	256	498	547	—	7	(106)	4,260

Earnings before interest and tax	1,100	120	34	116	177	(291)	(114)	37	1,179

Total assets	2,920	500	736	144	67	996	3,609	(1,297)	7,675

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the nine months ended 31 March 2004

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	2,860	1,106	38	28	4,032
Internal revenue	—	—	—	—	—

Total revenue	2,860	1,106	38	28	4,032

Earnings before interest and tax	1,151	13	4	(4)	1,164

Total assets	4,784	1,477	1,051	315	7,627

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Australian Support Costs NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	2,273	590	120	519	580	—	9	(59)	4,032
Internal revenue	20	—	159	—	15	—	—	(194)	—

Total revenue	2,293	590	279	519	595	—	9	(253)	4,032

Earnings before interest and tax	1,117	90	28	102	176	(280)	(109)	40	1,164

Total assets	2,757	579	773	—	75	1,060	3,360	(977)	7,627

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Number of pages including this one (Please provide any other relevant details on additional pages): 1

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND
Name of officer authorised to make this notice	MARKO BOGOIEVSKI
Authority for event, e.g. Directors' resolution	DIRECTORS' RESOLUTION
Contact phone number	(04) 4989293
Contact fax number	(04) 4989430
Date	5 / 5 / 05

Nature of event
Tick as appropriate

Bonus Issue ☐ If ticked, state whether: Taxable ☐ / Non Taxable ☐ Conversion ☐ Interest ☐ Rights Issue Renouncable ☐

Rights Issue non-renouncable ☐ Capital change ☐ Call ☐ Dividend ☑ If ticked, state whether: Interim ☑ Full Year ☐ Special ☐

EXISTING securities affected by this *If more than one security is affected by the event, use a separate form.*

Description of the class of securities	ORDINARY SHARE
ISIN	NZ TELE0001S4

If unknown, contact NZX

Details of securities issued pursuant to this event *If more than one class of security is to be issued, use a separate form for each class.*

Description of the class of securities	
ISIN (If unknown, contact NZX)	
Number of Securities to be issued following event	
Minimum Entitlement	
Ratio, e.g ① for ②	for
Conversion, Maturity, Call Payable or Exercise Date (Enter N/A if not applicable)	
Treatment of Fractions	
Tick if pari passu	☐
OR provide an explanation of the ranking	
Strike price per security for any issue in lieu or date Strike Price available.	

Monies Associated with Event *Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.*

In dollars and cents

Amount per security	9.5 CENTS
Currency	NEW ZEALAND DOLLARS
Total monies	$185,642,506
Source of Payment	RETAINED EARNINGS

Supplementary dividend details - Listing Rule 7.12.7

Amount per security in dollars and cents	$0.016765
Date Payable	10 June, 2005

Taxation

Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	N/A
Resident Withholding Tax	NIL
Credits (Give details)	$0.046791

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm For calculation of entitlements - must be the last business day of a week	27/5/05 AUST & NZ; 26/5/05 USA
Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	10/6/05 AUST & NZ; 17/6/05 USA
Notice Date Entitlement letters, call notices, conversion notices mailed	
Allotment Date For the issue of new securities. Must be within 5 business days of record date.	

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights
Cease Quoting Rights 5pm
Commence Quoting New Securities
Cease Quoting Old Security 5pm

Security Code:

Security Code:

NZX

6 May 2005

Telecom delivers strong performances in broadband and mobile in third quarter

Overview of Group results

	Nine months ended (NZ$m)
	31 March 2005		31 March 2004		Change %
Operating revenues	4,192		4,010		4.5
Abnormal revenue	68		28		142.9
Total revenue	4,260		4,038		5.5
Reported EBITDA*	1,748		1,781		(1.9)
Adjusted EBITDA	1,711		1,741		(1.7)
Reported net earnings	650		597		8.9
Adjusted net earnings	607		557		9.0

Reported earnings per share	33.4	c	31.1	c	7.4%

*	Earnings before interest, taxation, depreciation and amortisation.

Note: Adjusted figures exclude abnormal items

Note: All comparisons in the above table and commentary below relate to the nine months ended 31 March 2005 compared with the same period in 2004. All figures are expressed in New Zealand dollars unless otherwise stated.

Telecom today reported net earnings after tax of $650 million for the nine months to March 31, 2005, an increase of 8.9% on the corresponding period in 2004.

Reported earnings during the nine months included five abnormal items:

•	(Q1) - A $10 million gain from the sale of 15 mobile business retail stores to the Leading Edge Group in September 2004.

•	(Q2&3) - A $9 million gain on the repurchase of $300 million of convertible notes in November 2004 and February 2005– the notes were issued in 2001.

•	(Q3) - A gain on sale of approximately $8 million from the sale of Telecom’s minority stake in United States satellite operator Intelsat.

•	(Q3) - A one-off abnormal charge of $31 million ($21 million net of tax) recognised to reflect adjustments to intercarrier provisions and accruals relating to AAPT.

•	(Q3) -Telecom has booked income of $41 million ($37 million net of tax) in relation to contingent credit support provided to Southern Cross lenders.

1

Adjusted net earnings for the nine months to 31 March 2005 were $607 million, an increase of 9.0%.

Telecom Chief Executive Theresa Gattung said the Group’s earnings performance reflected good progress in the company’s key focus areas, with mobile, broadband and ICT all performing strongly over the nine month period.

“In this quarter it was pleasing to see strong revenue growth in these three key areas of investment. This progress is offsetting declines in calling revenues as Telecom’s whole focus moves to new and emerging areas.

“In broadband we achieved our strongest month ever in March with 19,618 gross connections and uptake remains at record levels despite seasonably slow months in January and February. We remain on track to reach the target of 250,000 residential customers by the end of December 2005,” Ms Gattung said.

“It was another strong quarter for mobile as momentum continued to build with our T3G mobile services. During the quarter we launched Push2Talk with uptake ahead of expectations. Video messaging continues to be popular and we now have more than 30,000 video streaming devices in the market. New video-capable phones will be launched in the coming months. Last month we launched video clips featuring Super 12 rugby highlights, news and entertainment services including movie trailers and music. In the first week video clips attracted more than 75,000 downloads.

“Telecom’s Australian business remains stable, with continuing progress in the consumer business with full service offerings involving calling, internet and mobile revenues while the business market remains ultra competitive.”

The Group result was also driven by strong revenue growth, lower net interest expense due to reduced debt levels and lower depreciation.

“It was pleasing to note the extra sales that Southern Cross Network achieved during the quarter, which further enhances the financial outlook of the business.”

New Zealand

Operating revenue was $3,210 million, an increase of 8.9%. Higher operating revenues for cellular and other mobile, data, internet and solutions, and interconnection were partly offset by declines in calling and local service revenues. The trend underlined the transition from traditional voice services to broadband, mobile, IT and data.

Local Service

Total revenue was $798 million, down 1% while residential access lines were stable on 1.4 million.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide)

•	Total calling revenue was $677 million, a decrease of 9.1%

•	National calling was $471 million, a decline of 6.2%

•	International calling was $175 million, a decrease of 15.5%, however this was partly offset by a reduction in the cost of sales

2

Total calling revenue decreased due to lower call minutes and lower average prices. The impact of email, internet, mobile substitution, text messaging and competition contributed to lower call minutes.

Telecom’s Anytime plans launched in August 2004 continued to see strong uptake. The lower calling prices available under Anytime have also impacted calling revenues.

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, rose 14.2% to $121 million, primarily due to mobile interconnection revenues from text messaging growth.

Cellular and Other Mobile revenue is derived from voice and data services on Telecom’s 027 (CDMA) and 025 (TDMA) networks.

•	Total cellular and other mobile revenues increased 15.2% to $524 million

•	Voice revenue increased 4.6% to $383 million

•	Data revenue was $77 million, an increase of 113.9%

•	Total connections at 31 March, 2005 were 1,527,000 – an increase of 14.2% year on year (March 2004)

•	Net mobile connections for the quarter ended 31 March 2005 were 64,000, a rise of 4.4% for the quarter

•	Total ARPU (average revenue per user- monthly) including interconnection for the nine months to 31 March 2005 grew 1.8% to $51.20

Data, Internet and Solutions

•	Total data, internet and solutions revenue increased 44.9% to $745 million.

•	DSL JetStream revenue increased 57.6% to $104 million

•	At 31 March 2005 Telecom had 219,000 broadband connections, of which 169,937 were residential.

•	DSL JetStream connection growth for the March 2005 quarter was 47,132 new connections and 51,190 in total when including both residential and business customers (these figures include 6,000 connections which were on 128Kbps plans who have moved to higher speed plans, but exclude 11,000 customers who still remain on 128kbps plans)

•	Total data revenue was $427 million, an increase of 13%

•	Solutions revenue growth increased by $184 million for the nine months ended 31 March 2005. Solutions’ revenue growth was significantly boosted by the acquisitions of Gen-i and Computerland during the period.

Directories

Directories revenue grew by 3.3% to $188 million, driven by volume increases.

Australia

Australian performance is expressed in Australian dollars, including comparisons with prior corresponding periods.

Operating revenues were A$962 million, a decrease of 1.9%

EBITDA was stable on A$109 million

Australian consumer comprises AAPT’s residential and small business fixed line, mobile, and Internet operations.

•	Total revenue was marginally higher (0.2%) at A$459 million

•	Segment contribution (revenue less directly attributable costs) increased 17.4% to A$108 million

3

The fixed line customer base of 454,000 at 31 March 2005 increased by 7.8% compared to 31 March 2004. AAPT is now reporting on “active” customers (these are customers that have made a national, fixed to mobile or international call within the last three months). The total number of customers buying bundled services at 31 March 2005 was 117,051, an increase of 64,021 compared with a year ago. Approximately 26% of the customer base now purchase multiple products. AAPT had approximately 100,000 Internet customers as at 31 March 2005.

Australian business comprises AAPT’s operations in business, corporate, government and wholesale market, and TCNZA.

•	Total Revenue was A$503 million, a decrease of 3.8%

•	Operating expenses were A$340 million, down from A$371 million (8.4%)

•	Segment contribution (revenue less directly attributable costs) was A$163 million, up 7.2%

Revenue declined slightly due to intensive competition across most product lines. However this was partially offset by growth in value added services and general volume growth. AAPT continues to focus on the small to medium sized market where there are stronger future growth opportunities.

Dividend

Telecom will pay a fully imputed dividend for the quarter ended 31 March 2005 of 9.5 cents per share on 10 June 2005 in New Zealand and Australia and on 17 June 2005 in the United States. The books closing dates are 27 May 2005 in New Zealand and Australia and 26 May 2005 for New York.

Southern Cross

During the quarter Southern Cross Cable Network secured additional sales of approximately US$176 million. It is expected that the collection of receipts from the new sales over the next three years should lead to repayment of the outstanding bank debt, sponsor support fees, and provide interest on shareholder advances and the repayment of a small proportion of shareholder advances

Telecom has booked income of $41 million ($37 million net of tax) in relation to contingent credit support provided to Southern Cross lenders in the third quarter ended 31 March 2005.

Telecom will continue to further accrue revenue in respect of its contingent credit support for Southern Cross until the existing senior bank debt is repaid.

Capital expenditure increased by $97 million to $498 million for the nine months to 31 March 2005. For the 2005 financial year, forecast capital expenditure is $700 million. For the 2006 financial year, Telecom currently expects total capital expenditure of approximately $750 million.

For further information, please contact:

John Goulter

Public Affairs & Government Relations Manager

027 232 4303

Or Phil Love, Senior Corporate Affairs Executive

027 244 8496

4

6 May 2005

MEDIA RELEASE

Broadband numbers continue to swell

New Zealanders are continuing to switch to broadband in droves.

Telecom had 169,937 residential broadband customers at 31 March 2005, an increase of 38% on the previous quarter – 47,132 new connections, or the equivalent of every household in a city the size of Hamilton moving to broadband during the quarter.

New Zealand was the fifth fastest country in the world for broadband growth in the most recent report of UK based consultants Point Topic Ltd.

Among the 47,132 new connections added during the three months to 31 March, 23% were competitors’ customers, under Unbundled Bitstream Service (UBS) and wholesale broadband plans.

“The quarter included the launch of the faster speed UBS plans which competitors had called for,” Telecom Chief Executive Theresa Gattung said today.

“We’re now seeing increasing growth in the rate of new wholesale connections, and we will be making wholesale a priority in coming months,” Ms Gattung said.

Telecom expects broadband momentum to continue in the current quarter with new initiatives such as a residential trial of Voice over IP and the Connected Lives initiative which is to be launched in Wellington next week by Communications Minister David Cunliffe.

“We’re well on the way to our target of 250,000 residential connections by the end of 2005. That will mean more than 20% of all New Zealand’s households will be on broadband,” Ms Gattung said.

The Telecom broadband numbers reported to the Telecommunications Commissioner do not include some 11,000 remaining JetStream Starter customers on 128kbps plans.

Including business customers, Telecom had 219,462 customers on JetStream broadband plans at 31 March, 2005.

Broadband reporting

Quarterly connection summary

	31 March 05	31 December 04	Quarter Growth
Residential
Retail	139,569	102,870	36,699
Resale	12,435	12,856	-421
UBS	15,201	6,965	8,236
Wholesale	2,732	114	2,618

Total Residential	169,937	122,805	47,132

Business
Retail	36,188	33,254	2,934
Resale	8,658	8,789	-131
UBS	813	173	640
Wholesale	3,866	3,251	615

Total Business	49,525	45,467	4,058

Total
Retail	175,757	136,124	39,633
Resale	21,093	21,645	-552
UBS	16,014	7,138	8,876
Wholesale	6,598	3,365	3,233

Grand Total	219,462	168,272	51,190

ENDS

For more information please contact:

John Goulter

Public Affairs & Government Relations Manager

04 498 9369

027 232 4303

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Mark Verbiest
Mark Verbiest
Group General Counsel

Dated: 13 May 2005